Exhibit 99.1: Business Report followed by Non-Consolidated Statements
BUSINESS REPORT
(For the 39th Fiscal Year: From January 1, 2006 to December 31, 2006)
THIS IS THE TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIAL STATEMENTS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

BUSINESS REPORT
(For the 39th Fiscal Year: From January 1, 2006 to December 31, 2006)
To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the BUSINESS REPORT for the 39th Fiscal Year in accordance with the item 2 of Article 186 of the Securities & Exchange Law.

Ku-Taek Lee
CEO and Representative Director POSCO 1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer Senior Executive Vice President POSCO Tel) 82-2-3457-0074

CONTENTS
Chapter
     I. Overview
     II. Business
     III. Financial Statements
     IV. Corporate Governance and Company Affiliates
     V. Others
     Attachment      Auditor’s Review Report

3

I. Overview
1. Purpose of the Company
     A. Businesses engaged in by the Company

Items		Details

a.	To manufacture, market, promote, sell and distribute iron, steel and rolled products

b.	To engage in harbor loading and unloading, transportation and warehousing businesses

c.	To engage in the management of professional athletic organizations	No engagement in this business for this fiscal year

d.	To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof and in the resources development business	No engagement in this business for this fiscal year

e.	To engage in leasing of real estate and distribution businesses

f.	To engage in the supply of district heating business

g.	To engage in marine transportation, processing and sales of minerals within or outside of Korea

h.	To engage in educational service and other services related to business

i.	To engage in all other conducts, activities or businesses related, directly or indirectly to the attainment and continuation of the foregoing purposes.
     B. Businesses engaged by the subsidiaries and affiliates

Items	Details

Pohang Coated Steel : Manufacturing and sales of coated steel sheets

Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO E&C : Construction and engineering

POS A.C. Architects & Engineering : Construction design, Construction Management

4

Items	Details

POSCO Steel Service & Sales Co.,Ltd : Steel product sales and general trading

POSDATA : Information and communication service

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting etc

POSTECH Technology Capital Co. : Finance for New Technology

POSCO Terminal Co., Ltd : Marine logistics Services, Warehousing business

POSMATE Co., Ltd. : Leasing & Management of real estate

Samjung P&A Co., Ltd : Product packing, Manufacturing and Sales of Aluminum

POSCO Power Corporation : Generation of Electricity etc

POSTECH 2006 Energy Fund
¯	Changes in the subsidiaries and affiliates after 2006 fiscal year

(1)	Addition of an affiliated company : Metapolis Co., Ltd.

(2)	Change of the company name : Changwon Specialty Steel Co.® POSCO Sepcialty Steel Co.
                                                              (February, 2007)
¯	The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.
•	Criteria:
(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
C. Businesses the company plans to engage in
     [None]
2. Business Organization
     A. Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

5

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates Seven overseas offices (Kuala Lumpur, Jakarta, Dubai, Prague, European Union, Rio de Janeiro, Mexico) for the purpose of supporting international business
(d)	Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established

April 1, 1970	1st stage construction of Pohang Works began

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	London Stock Exchange(LSE) listing

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

November 7, 2003	Establishment of POSCO-China

6

June 17, 2004	Construction started for hydro forming plant in Gwangyang (annual production Capacity of 200 thousand units)

August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)

September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started(annual production capacity of 0.4 million tons)

October 15, 2004	Establishment of POSCO-JAPAN

June 22, 2005	Signing of MOU to Establish an Integrated Steel Mill in India

July 4, 2005	Completion of Gwangyang LNG Terminal

July 27, 2005	Completion of the Rationalization of #2 Plate plant

August 25, 2005	Establishment of POSCO-India Private Limited

September 2, 2005	Completion of the Gwangyang No. 5 CGL(annual production capacity of 0.45million ton)-MCL(annual production capacity of 0.25million ton)

September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)

September 21, 2005	Completion of TWB No.5,6 Line (Annual Production Capacity of 5.5million sheets)

October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul

November 22, 2005	Tokyo Stock Exchange(TSE) listing

June 30, 2006	Completion of the Gwangyang No. 6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5million)

August 4, 2006	EuroBond Issuance (300million dollar)

August 23, 2006	Expansion of the Gwangyang TWB(Tailor Welded Blanks)

August 31, 2006	Construction of Magnesium Sheet Factory(annual production capacity of 3 thousand ton) in Heilongjiang, China

September 1, 2006	Establishment of POSCO-Thailand (Incorporated with POS-Thai and Bangkok office)

November 22, 2006	Completion of integrated stainless steel mill in Zhangjiagang, China (annual production capacity of 0.8million ton)
(e)	Changes in the largest shareholder
•	From ‘National Pension Corporation’ to ‘SK Telecom’.

•	Date of Disclosure: February 1, 2006 • Others: Refer to the disclosure of the change of the largest shareholder (February 1, 2006)

•	Others: Refer to the disclosure of the change of the largest shareholder (February 1, 2006)
¯	Changes in the largest shareholder after 2006 fiscal year
•	From ‘SK Telecom’ to ‘National Pension Corporation’

•	Date of Disclosure: January 30, 2007

•	Others: Refer to the disclosure of the change of the largest shareholder (January 30, 2007)

7

(f)	Changes of Business Purposes
•	1984: Harbor loading & unloading transportation and warehouse businesses

Management of professional athletic organizations

•	1992: Scientific agriculture and its spread added to business purposes

•	1994: Real estate leasing and distribution added to business purposes

•	1995: ‘Scientific agriculture and its spread’ deleted from business purposes.
          ‘Supply of LNG and power generation and as well as in the distribution’ added to business purposes
•	2001: Supply of district heating business added to business purposes

•	2002: Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

•	2006: Educational service and other services related to business added to business purposes.
¯	Changes in business purposes after 2006 fiscal year
•	2007: ‘Manufacture, process and sale of non-ferrous metal’ and ‘Resources development business’ added to business purposes
(2)	Change of the Company Name
•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
(3)	Merger, Acquisition and Handover of Businesses
     [None]
(4)	Major Changes in Production Facilities
     [Refer to II. Business, 3. Production and Facilities, A. Production Capacity]
(5)	Important Developments Related with Business Operation
     [Refer to II. Business, 1. Current Situation of POSCO, Current Situation and Prospect of New Business]
B.	POSCO Business Group

8

(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, Pohang Coated Steel, POSDATA, POSREC, Samjung P&A Co.Ltd ,Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales Co.Ltd, Changwon Specialty Steel, POSCO Machinery Engineering, POSCO Machinery Co., POSCO Terminal Co. Ltd., POSTECH Capital Co., Seomyeon Development Co. Ltd., Metapolis Co.Ltd, POSMATE Co., Ltd., POSCO Power Corporation, SNNC Co., Ltd.
¯	Changes in companies belonging to large business groups after 2006 fiscal year
(1)	Addition of an affiliated company: POSBRO(January, 2007) , PHP(February, 2007), Suwon Green Environment Ltd. (March, 2007)

(2)	Disaffiliation of an affiliated company: Seomyeon Development Co. Ltd.(February, 2007)

(3)	Change of the company name: Changwon Specialty Steel Co.® POSCO Sepcialty Steel Co. (February, 2007)
(3)	Related laws and regulations
•	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its domestic subsidiaries and affiliated companies
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Limitation of Voting Rights of Finance or Insurance Companies (Article11 of the Monopoly Regulation and Fair Trade Act)

d.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

e.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
¯	The above are applied to its domestic subsidiaries and affiliated companies
3. Equity Capital
A. New Issuance of Registered Form Common Stock with Face Value of Won 5,000
¯	No new issuance of registered form Common Stock in the last three years.

9

B. Convertible Bonds
     [None]
C. Bonds with Warrant
     [None]
4. Other Information Regarding Shares
     A. Total Number of Shares

(As of December 31, 2006)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

☐	Par value: Won 5,000 per share
B. Outstanding Shares

		(As of December 31, 2006)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175
¯	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) do not accord because of stock cancellation
C. Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation

				(Shares, As of December 31, 2006)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
	Registered Common
Direct		6,189,091	1,743,735	910,360	—	7,022,466
Special Money Trust		906,974	1,664,453	—	—	2,571,427
Sub Total		7,096,065	3,408,188	910,360	—	9,593,893
¯	Changes in treasury stock holding and cancellation after 2006 fiscal year

•	Decision on the Share of Repurchase (February 6, 2007): 2,615,605 common shares (3% of outstanding shares)
(2)	Stock Cancellations by profit
     [None]

10

     (3) Treasury Stock purchased under the Special Money Trust Contract
(Unit :KRW)

Items	Beginning	Increased	Decreased	Balance
Special Money Trust	100,000,000,000	450,000,000,000	—	550,000,000,000
¯	Renewal of treasury stock special money trust contract (Hana Bank)

•	Renewing contract period: Nov 5, 2006 ~ Nov. 4 2007

•	Contract amount after renewal: 195,531million won
D. Shares held by ESOA (Employee Stock Ownership Association)
(Shares, As of December 31, 2006)

Type	Beginning	Balance
Registered Common	3,952,051	4,170,707

Total	3,952,051	4,170,707

•	Sale of Treasury Shares to ESOA (Employee Stock Ownership Association): 910,360 ordinary shares

(‘06.7.26)
E. Voting Rights
(Shares, As of December 31, 2006)

	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	*9,593,893	Treasury Stock
3. Shares with voting rights	77,592,942
¯	Changes in treasury stock holding and cancellation after 2006 fiscal year

•	Decision on the Share of Repurchase (February 6, 2007): 2,615,605 common shares
(3% of outstanding shares)
F. Earnings and Dividend for The Past Three Fiscal Years
(Unit: Million Won)

	The 39th	The 38th	The 37th
Net Profit	3,206,605	3,994,565	3,826,015
EPS (Won)	40,748	50,438	47,331
Profit available for dividend	17,133,466	14,907,552	8,325,683
Cash Dividend Paid	621,119	638,445	644,335
Pay-out Ratio	19.4%	16.0%	16.8%
Dividend per share (Won)	8,000	8,000	8,000
Dividend Yield	2.56%	3.87%	4.16%
¯	FY2006 Interim Cash Dividends Payout: 2,000 won/share in cash(’06.7.21, Seoul time)

11

II. Business (Manufacturing)
1. Current Situation of POSCO
     (1) Market Share
(Unit: million tons, %)

	Annual for		Annual for		Annual for
	the 39th Fiscal Year		the 38th Fiscal Year		the 37th Fiscal Year
Category	(2006)	Market share	(2005)	Market share	(2004)	Market share
Crude steel production	48.4	100	47.8	100	47.5	100
POSCO	30.1	62	30.5	64	30.2	64
Others	18.3	38	17.3	36	17.3	36
     (2) Characteristics of the Steel Market
•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represented 70% and export sales represented 30% of our total sales volume. (Major Export markets: China, Japan and east south Asia etc.).

•	The company also maintains a made-to-order supply system and 70% level of domestic sales is direct transaction based on actual demand to secure stable business operation.
     (3) Current Situation and Prospect of New Businesses
¯	Establishment of Steelworks in India

•	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.

o	Establishment of POSCO-India Private Limited (’05.8.25)

•	Name: POSCO-India Private Limited (POSCO-India)

•	Approval of the gov’t land purchase (‘06.6)

•	Approval of SEZ by central government (‘06.9)

•	Equity participation on railroad construction project (‘06.10)

•	Prospecting licence applied, approved and recommended to central government (‘06.12)
2. Key Products and Raw Materials

12

A. Current Situation of Key Products
(Unit : one hundred million won)

Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	83,131 (42%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		71,923 (36%)
		STS	Silverware, steel pipe, etc		42,992 (21%)
	Others	Byproducts, etc.	Raw material for cement, etc.		2,595 ( 1%)
	Sales Discount				- 207(-0%)

Total					200,434 (100%)

B. Price Trends of Key Products
(Unit: thousand won/ton )

		Annual for the 39th	Annual for the 38th	Annual for the 37th
		Fiscal Year	Fiscal Year	Fiscal Year
		(Jan. 1~Dec.31,	(Jan. 1~Dec.31,	(Jan. 1~Dec. 31,
Items		2006)	2005)	2004)
Hot-rolled	Domestic	553	610	510
Product	Export	515	611	562
Cold-rolled	Domestic	645	719	629
Product	Export	607	728	638
(1) Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight
(2) Factors of Price Fluctuations
•	Falling domestic prices and export prices in tune with falling International price tendency due to an excessive supply of China
C. Current Situation of Major Raw Materials
(Unit: million won)

Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	2,300,739 (25.3%)	BHPB of Australia, Rio Tinto, CVRD of Brazil

		Coal	Coking coal: Heat	2,160,870	BMA of Australia,

13

Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
			source for blast furnaces, Redundant Smokeless coal:	(23.8%)	Rio Tinto, EVCC of Canada
Sintering fuel

		Iron materials	Iron material for steelmaking	405,061 (4.5%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	2,988,605 (32.9%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Sub materials for ironmaking, steelmaking	1,040,903 (11.4%)	Alloy iron, Nonferrous metal, Claus etc.

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	189,134 (2.1%)	Limestone, manganese, fluorite

Total				9,085,312

D. Price Trends of Key Materials
(Unit: thousand won/ton )

Category	The 39th Fiscal Year	The 38th Fiscal Year	The 37th Fiscal Year
Iron ore	54	46	38
Coal	109	117	90
Scrap iron	248	291	313
Nickel	21,227	15,795	16,462
(1) Criteria for Calculation
The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)
(2) Key Factors in Price Fluctuations
     A. Iron ore

	(2004)	(2005)	(2006)

Trend of purchase price (CFR):	$32.0/ton	à$44.2/ton	à$55.1/ton

14

     B. Coal

	(2004)	(2005)	(2006)

Trend of purchase price (CFR):	$72.0/ton	à $114.4/ton	à $111.3/ton

C. Scrap iron

	(2004)	(2005)	(2006)

Trend of purchase price (CIF):	$267/ton	à $275/ton	à$254/ton

D. Nickel

	(2004)	(2005)	(2006)

Trend of LME price (CIF):	$13,852/ton	à U$15,230/ton	à U$21,654/ton
3. Production and Facilities
A. Production capacity
(Unit : Thousand Ton)

Items	2006	2005	2004
Pohang Works	13,300	13,300	13,300
Gwangyang Works	16,700	16,700	16,700

Total	30,000	30,000	30,000

B. Production and Capacity Utilization Rate
     (1) Production
(Unit : Thousand Ton)

Items		2006	2005	2004
Crude Steel	Pohang	12,600	13,357	13,449
	Gwangyang	17,453	17,188	16,755
Total		30,053	30,545	30,204
HR Products	Pohang	2,513	3,069	3,367
	Gwangyang	6,255	6,696	6,995
CR Products	Pohang	1,555	1,581	1,464
	Gwangyang	7,629	7,435	6,914
PO	Gwangyang	1,729	1,735	1,494
Electrical Steel	Pohang	668	748	701
Plate	Pohang	3,635	3,236	3,334
Wire Rod	Pohang	1,853	1,977	2,017
STS	Pohang	1,899	1,900	1,941
Others	Pohang	486	495	494
	Gwangyang	682	623	696
	Pohang	12,609	13,006	13,318
	Gwangyang	16,295	16,489	16,099

Total Products		28,904	29,495	29,417

15

     (2) Capacity Utilization Rate for 2006 in Terms of Crude Steel Production
(Unit : Thousand Ton)

			Utilization
Items	Capacity	Production	Rate
Pohang Works	13,300	12,600	94.7%
Gwangyang Works	16,700	17,453	104.5%

Total	30,000	30,053	100.2%

     - Utilization Rate = Production/ Production Capacity.
C. Production Facilities
     (1) Book Value of Fixed Assets                                                                                                           (Unit : Million Won)

		Beginning				Ending
		Book				Book
Items		Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	382,269	3,353	—	—	385,622
	Building	953,286	97,723	3,371	66,876	980,762
	Structures	471,138	76,973	2,144	39,136	506,831
	Machinery & Equipment	2,352,507	1,548,685	14,679	603,601	3,282,912
	Vehicles	18,829	21,322	164	9,153	30,834
	Tools and Fixtures	17,809	3,976	2	7,656	14,127
	Furniture & Others	37,101	8,004	101	11,548	33,456
Gwangyang	Land	450,890	15,840	—	—	466,730
	Building	888,334	59,417	D192	79,592	867,967
	Structures	769,083	42,672	D1,045	60,987	749,723
	Machinery & Equipment	2,163,900	743,518	D7,092	588,495	2,311,831
	Vehicles	4,906	379	D3	3,472	1,810
	Tools and Fixtures	14,809	6,714	—	7,943	13,580
	Furniture & Others	9,762	2,843	—	4,165	8,440
     (2) Major Capital Expenditures
               (a) Investments under construction                                                                         (Unit : Hundred Million Won)

				Invested	Amount
			Total	Amount	to be
Items	Date	Project	Investment	(2006)	invested
Expansion	‘04.08~’07.04	P)Construction of #1 FINEX plant	7,311	6,945	366
				(4,142)
	‘05.10~’07.12	P)Expansion COKE plant	2,774	1,382	1,392
				(1,167)
	‘06.09~’07.12	G)#2 Steel Making Dephosphorization furnace	1,949	287	1,662
				(287)
	‘04.11~’07.03	P) #2 Steel Making Dephosphorization furnace	1,493	1,357	136
				(971)
	‘05.11~’07.06	G)#1~4 Sinter Plant Sox, Nox reducing facility	1,746	1,013	733
				(766)

16

				Invested	Amount
			Total	Amount	to be
Items	Date	Project	Investment	(2006)	invested
	‘06.05~’08.01	P)Installation of #2 Extremely Thick Heavy Plate production facility	1,150	108	1,042
				(108)
	‘05.12~’07.08	P)Installation #3 Plate heat treatment Furnace	1,096	309	787
				(309)
Rationalization /Replacement	‘05.05~’07.07	P) 2nd Repair of #3 blast furnace	2,562	2,429	133
				(1,663)
	‘05.06~’07.12	G)Rationalization #3 Hot Strip	2,351	932	1,419
				(738)
	‘06.09~’07.12	G) 1st repair of #3 blast furnace	1,474	288	1,186
				(288)
	‘05.11~’07.03	P)Capacity expansion of #2 PCM	1,409	1,030	379
				(947)
	‘06.09~’07.12	G)Rationalization of #2 CGL	611	109	502
				(109)
		Others	25,849	10,696	15,153
				(6,828)

		Total	51,775	26,885	24,890
				(18,323)

          (b) Planned investments                                                                                                                                                 (Unit : Hundred Million Won)

		Planned investments
Location	Project	2007	2008	2009
Pohang	Improvement of #1 Steel Making Line and Mending of Energy Facilities (Steel Making and Continuous Casting)	—	1,774	3,548
	Improvement of #1 Steel Making Line and Mending of Energy Facilities (Energy and Land)	707	2,627	1,201
	Installation of Premium High EGL	78	919	—
	Improvement of #1 Steel Making Line and Mending of Energy Facilities (Billet)	—	92	185
	EGL Facilities Complement	10	80	125
	Others	13,396	10,411	12,591

Gwangyang	Capacity Expansion of #2 CR PCM	339	1,356	565
	Capacity Expansion of #14 Oxygen plant	305	592	—
	Installation of #2 Continuous Casting Scarfing machine	64	445	—
	Rationalization of Slag Granulation Facilities (#2,3 BF)	43	292	30
	Capacity Improvement of #3 Coated EGL(2nd)	84	—	—
	Others	11,542	9,839	9,530

	Total	26,568	28,427	27,775

¯	Others include amount to be invested under construction

17

4. Sales

A. Breakdown of Steel Product Sales	(Unit: Hundred Million Won)

Items		2006	2005	2004
Hot Rolled Products	Domestic	67,119	80,601	72,605
	Export	16,012	14,872	14,020
	Total	83,131	95,473	86,625
Cold Rolled Products	Domestic	43,673	51,259	42,270
	Export	28,250	29,270	24,375
	Total	71,923	80,529	66,645
Stainless Steel	Domestic	24,446	18,525	22,443
	Export	18,546	20,607	20,559
	Total	42,992	39,132	43,002
Others	Domestic	2,587	2,068	1,932
	Export	8	7	1
	Total	2,595	2,075	1,933
Subtotal	Domestic	137,825	152,453	139,250
	Export	62,816	64,756	58,955
	Total	200,641	217,209	198,205
Discount		D207	D259	D280

Total		200,434	216,950	197,925

B. Marketing organization, channel and strategy
     (1) Organization
Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Coated Steel Sales Dept., Electrical Steel Sheet Sales Dept., Stainless Steel Sales Dept., Stainless Steel Sales Development Dept., Stainless Steel Strategy Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.
¯	Changes in organization after 2006 fiscal year
•	Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Plate Products Sales SCM Dept., Coated Steel Sales Dept., Electrical Steel Sheet Sales Dept., Stainless Steel Sales Dept., Stainless Steel Sales Development Dept., Stainless Steel Strategy Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.
     (2) Sales Channel
i)	Direct sales : POSCO sells directly to its customers

ii)	Indirect Sales
•	Domestic market : Sales agents, e-sales or POSTEEL

18

•	Overseas Market : General Trading Companies
     (3) Sales Condition
•	Domestic Sales : Credit sales based on production to order or cash

•	Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments(D/P),

Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
     (4) Sales strategies
o	Reinforcement of global marketing
•	Raise partnership with core customers

•	Coordinate functions and roles of sales channel

•	Reinforce market forecasting & corresponding power
o	Promotion of Strategic Products
•	Extention of Strategic Products and Core Strategic Products Sales

•	Extention of development of High value steel new demand and Sales
o	Enhancement of cost-competitiveness
•	Setting up an optimal distribution system and improving service

•	Enhance productivity and efficiency of inventory management
5. Related to the Derivatives
A. Nickel Future Contracts
(Unit: US thousand)

Item	Quantity	Terms	Amount	Counterpart
Future	900 Metric Ton	‘06.4.6 ~’06.9.29	U$14,964	Sempra Metal Ltd.
¯	Refer to Auditor Report for others(including currency forward contract)
6. Important contracts

Contract		Contract
Date	Contract Name	Company	Contract Amount	Terms
’06.3	Korea Energy Investment Limited	KPIC	306.2billion won	—
’06.4	Joint Venture Agreement for Establishment of the nickel mine joint-venture in New Caledonia	SMSP	Within USD 352million	—
’06.9	MOU to construct CGL for the supply of automotive grade steel to automobile industry in North America	Mexico State Gov’t etc	USD 209.5million
¯	Establishment of SNNC (Nickel Smelting Work in Gwangyang), NMC(Nickel Mine in New Caledonia)

19

¯	POSCO owns 49% of SNNC Co., Ltd.. (SMSP owns 51% of SNNC Co., Ltd.)

¯	Refer to 6-K for other important facts
7. Research & Development
A. R & D Organization

Organization		Staff
In-house	Technology Development Department	84
	Environment &Energy Dept.	17
	Technical Research Laboratory (Group)	617

Independent	Research Institute of Industrial Science and Technology	364
	POSTECH	635
B. R&D Expenses
(Unit: Million Won)

	2006	2005	2004
Raw Materials	42,234	82,575	91,956
Labor cost	34,261	32,585	35,939
Depreciation	28,059	15,891	12,612
Subcontract	93,068	94,682	79,250
Other Expense	57,889	69,443	82,428

Total	255,511	295,176	302,185

(R&D/Sales Ratio)*100	1.3%	1.4%	1.5%
8. Other Information for Investment Decision Making
A. Funding from domestic market
(Unit: Million Won)

		Increase	Ending
Source	Beginning	(Decrease)	Balance
From Money Market	—	300,000 (300,000)	—
Banks	—	300,000 (300,000)	—
Others	—	45,100	45,100

From Capital Market	400,000	1,000,000 (400,000)	1,000,000
Bond (private)	—	—	—
Bond (public)	400,000	1,000,000 (400,000)	1,000,000

Others	—	—	—

Total	400,000	1,345,100 (700,000)	1,045,100

B. Funding from overseas
(Unit: Million Won)

20

Source	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	51,774	96,030 (108,055)	39,749
Bond	965,529	700,665 (592,803)	1,073,391
Equity	—	—	—
Others	—	—	—

Total	1,017,303	796,695 (700,858)	1,113,140

21

III. Financial Statements
1. Summary of Unconsolidated Financial Statements
(Unit: million won)

Item	2006	2005	2004	2003	2002
Current Assets	7,870,885	8,399,476	7,741,578	5,327,843	3,772,625
Quick Assets	5,136,181	5,680,632	5,632,896	3,768,583	2,501,696
Inventories	2,734,704	2,718,845	2,108,682	1,559,260	1,270,929
Fixed Assets	18,491,988	15,807,474	13,625,482	13,078,757	13,471,861
Investments Assets	5,796,454	4,630,902	4,059,176	4,023,191	3,869,016
Tangible Assets	12,466,116	10,898,679	9,203,062	8,705,192	9,271,701
Intangible Assets	229,418	277,893	363,244	350,374	331,144
Total Assets	26,362,873	24,206,950	21,367,060	18,406,600	17,244,486
Current Liabilities	1,746,904	3,776,633	3,221,400	2,528,218	2,497,274
Fixed Liabilities	2,824,311	919,860	2,035,816	2,920,385	3,180,416
Total Liabilities	4,571,215	4,696,493	5,257,216	5,448,603	5,677,690
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,934,588	3,879,301	3,771,283	3,707,587	3,685,953
Retained Earnings	18,743,894	16,173,776	12,864,139	9,867,437	8,483,234
Capital Adjustments	(-)1,369,227	(-)1,025,023	(-)1,007,981	(-)1,099,430	(-)1,084,794
Total Shareholders’ Equity	21,791,658	19,510,457	16,109,844	12,957,997	11,566,796
Total Sales	20,043,409	21,695,044	19,792,478	14,359,329	11,728,595
Operating Income	3,892,307	5,911,886	5,053,728	3,058,534	1,833,485
Ordinary Profit	4,118,434	5,354,193	5,230,514	2,663,863	1,465,444
Net Income	3,206,605	3,994,565	3,826,016	1,980,572	1,101,325
2. Items to Pay Attention for Use of Financial Statements
A. Principles to write Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2006	2005 and 2004	2003 and 2002
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers

22

¯ Audit Opinion: Refer to attached audit report
B. Any violations against GAAP
(1) Violations, which need to amend Financial Statements
     [None]
(2) Violations, which are not related with amendment of Financial Statements
     [None]
3. Unconsolidated Financial Statements
A. Balance Sheet
     Refer to the attached the review report as of December 31, 2006
B. Income Statements
     Refer to the attached the review report as of December 31, 2006
C. The Note in the Financial Statement
     Refer to the auditor’s note in financial statement
D. The Financial Statement before and after amended in this Fiscal Year
     [None]
4. Consolidated Financial Statements
A. Summary for the Fiscal Years 2002 through 2006
(Unit: million won)

	2006	2005	2004	2003	2002
Current Assets	12,236,953	11,640,335	10,487,816	7,621,598	5,414,850
Quick Assets	8,218,748	7,847,741	7,422,294	5,553,227	3,743,404
Inventories	4,018,205	3,792,594	3,065,522	2,068,371	1,671,446
Fixes Assets	18,912,120	15,866,974	13,641,144	13,146,951	13,662,000
Investments Assets	3,711,918	3,141,555	2,704,538	2,826,679	2,862,614
Tangible Assets	14,643,120	12,271,710	10,440,291	9,845,776	10,324,574
Intangible Assets	557,082	453,709	496,315	474,496	474,812
Total Assets	31,149,073	27,507,309	24,128,960	20,768,549	19,076,850
Current Liabilities	5,082,295	5,881,563	4,995,018	4,171,918	3,720,274
Fixed Liabilities	3,665,036	1,752,069	2,747,886	3,347,064	3,536,930
Total Liabilities	8,747,331	7,633,632	7,742,904	7,518,982	7,257,204

23

	2006	2005	2004	2003	2002
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,035,272	3,991,410	3,895,378	3,828,773	3,797,737
Retained Earnings	18,863,333	16,168,892	12,851,118	9,875,080	8,464,715
Capital Adjustments	(-)1,468,474	(-)1,153,698	(-)1,150,734	(-)1,229,988	(-)1,204,374
Minority Interest	489,208	384,670	307,891	293,299	279,165
Total Shareholders’ Equity	22,401,742	19,873,677	16,386,056	13,249,567	11,819,646
Total Sales	25,842,326	26,301,788	23,973,053	17,789,237	14,354,918
Operating Income	4,389,147	6,083,276	5,319,420	3,262,981	2,049,867
Ordinary Profit	4,284,592	5,488,189	5,339,522	2,747,271	1,507,437
Total Net Profit	3,362,641	4,014,600	3,841,264	2,017,000	1,109,132
Consolidated Net Profit	3,314,181	4,022,492	3,814,225	1,995,983	1,089,288
Number of Consolidated Companies	52	47	38	35	33
B. Items to pay attention for use of Financial Statements
(1) Principles for preparation of Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C. Consolidated Financial Statements
(1) Consolidated Balance Sheet
     Refer to the 39th Consolidated Financial Statements as of December 31, 2006
(2) Consolidated Income Statements
     Refer to the 39th Consolidated Financial Statements as of December 31, 2006

24

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A. Board of Directors
          (1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive directors and nine directors who are to be independent non-executive directors. Our shareholders elect both the executive directors and independent non-executive directors at a general meeting of shareholders. Candidates for executive directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for independent non-executive directors are recommended to the shareholders by a separate board committee consisting of three independent non-executive directors and one executive director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for independent non-executive directors to the Director Recommendation Committee.
     Our board of directors maintains the following six sub-committees:
•	Director Candidate Recommendation Committee;

•	Evaluation and Compensation Committee;

•	Finance and Operation Committee;

•	Executive Management Committee;

•	Audit Committee

•	Insider Trading Committee.

Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	1 executive director 3 independent non-executive directors	Sun, Wook Kim E. Han Ahn, Charles Lee, Dong -Hee	• Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
• Advance screening for nominating representative director, members of special committee(s)
Evaluation and Compensation Committee	4 independent non-executive directors	Suh, Yoon-Suk Park, Young-Ju Jun, Kwang-woo Park,Won-Soon	• To establish management succession and development plans
• To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
• To pre-deliberate on remuneration and

25

Category	Composition	Directors	Major functions
retirement allowance of directors and executives officers
Finance & Operation Committee	3 independent non-executive directors 2 executive directors	Jun, Kwang-woo Ahn, Charles Huh,Sung-Kwan Yoon, Seok-Man Lee,Dong-Hee	• Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
• Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won
Audit Committee	4 independent non-executive directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	• Audit of corporate accounting and business operations
• Creation of audit report on closing accounts, and reporting to the shareholders meeting
Insider Trading Committee	4 independent non-executive directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh,Yoon-Suk	• Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
• Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
• Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)
• Advance deliberation on and approval of in-house investment schemes
Executive Management Committee	6 executive directors	Lee,Ku-Taek Yoon,Seok-Man Lee,Youn Chung,Joon-Yang Cho,Soung-Sik Lee,Dong-Hee	• Deliberation on and appoval of management issues on hierarchical structure, development of human resources, distinguished professor appointment, closing of shareholder’s list etc.
• Important subjects on working policy, and changes to welfare
¯	Changes in composition of special committees after 2006 fiscal year
•	Director Candidate Recommendation Committee: Park, Young-Ju / Suh, Yoon-Suk / Park, Won-Soon / Yoon, Seok-Man

•	Evaluation and Compensation Committee: Jun, Kwang-woo / Sun, Wook / Ahn, Charles / Huh, Sung-Kwan

•	Finance and Operation Committee: Huh, Sung-Kwan / Park, Young-Ju / Park, Won-Soon / Yoon, Seok-Man / Lee, Dong-Hee
O	Composition of the Director Candidate Recommendation Committee

Sun, Wook (Chairman)	Independent Non-Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
Kim, E. Han (member)	Independent Non-Executive Director	• Independent non-executive director (3), Executive directors (1):
Ahn, Charles (member)	Independent Non-Executive Director	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of

26

Lee,Dong-Hee (member)	Executive Director	Clause 5 of under Article 54 in the Securities Exchange Act)
¯	Changes in composition of director candidate recommendation committee after 2006 fiscal year
•	Effective Date: February 23, 2007

Park, Young-Ju (Chairman)	Independent Non-Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
Suh, Yoon-Suk (member)	Independent Non-Executive	- Independent non-executive director (3), Executive directors (1):
Director
Park, Won-Soon (member)	Independent Non-Executive Director	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
Yoon, Seok-Man (member)	Executive Director
(3)	List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Kim , E. Han	• Distinguished Professor at University of Michigan. • Committee member of Korea Investment Corporation(KIC)	None	President Board of Director (`07.2.23)
Park, Young-Ju	• CEO and President of Eagon Co. • Vice-President of the Federation of Korean Industries(FKI)	”
Jun, Kwang-woo	• President of Deloitte Group • Former Vice-President of Woori Finance Group	”	Re-elected (‘07.2.23)
Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office • Former Chairman of the American Chamber of Commerce in Korea	”	Re-elected (‘07.2.23)
Suh, Yoon-Suk	• Professor at Ewha Womans’ Univ. • Former Head of the Business School at Ewha Womans’ Univ.	”
Park,Won-Soon	• Standing Chairman of the Hope Institute • Standing Chairman of the Beautiful Foundation • Former Chairman of Korea Human Rights Foundation	”	Re-elected (‘07.2.23)
Sun, Wook	• Former President & CEO, Samsung Human Resources Development Center • Full-time counsellor, Samsung SDI	”
Ahn, Charles	• President & CEO, AhnLab, Inc. • Former president of Board of Director, AnLab Inc.	”

27

Relation with
majority
Name	Experience	shareholder	Remarks
Huh,Sung-Kwan	• President Gwangju Institute Science & Technology • Former Professor at Dong-A Univ. • Former Minister of Gov’t Administration & Home Affairs	”
(4)	Whether a director is covered by damage liability insurance or not

Accumulated Payment
(including this
Name	Quarter)	Ceiling of Insurance	Remarks
All directors	2.75 billion won	50 billion won	- Since Feb. 22, 1999
¯	List of key activities of the Board of Directors (Jan. 1, 2006 — Feb. 28, 2007)

Session	Date	Agenda	Approval
2006-1	Jan.12	1. Approval of Financial Statements for the 38th Fiscal Year & Convening Schedule of the 38th Annual General Meeting of Shareholders 2. Establishment of Nickel Mine and Nickel Plant Joint Ventures	All 2 cases Approved
2006-2	Feb.7	1. Agenda for the 38th Ordinary General Meeting of Shareholders
2. Recommendation of Executive Directors
3. Special Incentive Payment to Directors
4. Consideration of the Limitation of Directors Remuneration for 2006
5. Waiver of the Recovery of Overpaid Employment Benefit
6. Approval for issuance of domestic bond
		7. Approval of Contribution Plan for POSCO Educational Foundation	All 7 cases Approved (Agenda 4. Approved after modification)
2006-3	Feb.24	1. Appointment of President of Board of Director
2. Appointment of Special Committee Members
3. Revision of the Board of Director Operating Regulations
4. Revision of Audit Committee Operating Regulations
5. Amendment to the Directors Remuneration Standards
6. Appointment of Positions for President and Executive Directors
7. Approval of Designation of Position for Executive Officer
		8.Plan for Acquisition of Ownership Interest in KEIL	All 8 cases Approved (Agenda 5. Approved after modification)
2006-4	Apr.28	1. Decision on Share Repurchase 2. Plan of Funding for 2Q 2006 3. Establishment Magnesium board plant 4. Changed Fair Trade independent observance Manager	All 4 cases Approved
2006-5	Jul.21	1. FY2006 Interim Dividends Payout
2. Approval on a Sale of Treasury Shares to ESOA (Employee Stock Ownership Association)
3. Plan of Funding for 3Q 2006
4. Sale of #2 Mini Mill in Gwangwang etc.
		5. Set the standard Scholarship of Executive’s Children	All 5 cases Approved

28

Session	Date	Agenda	Approval
2006-6	Oct.20	1. Installation of the Cold Roll Plant in Vietnam	All 5 cases Approved
2. Installation of the Continuous Galvanized Line(CGL) in Mexico
3. Investment in Nippon Steel Corporation for Strategic Alliance
4. Stock Purchase in Shinhan Group
5. Treasury Stock Specific Money Trust Contract Renewal

2006-7	Dec.19	1. Management Plan of FY2007	All 4 cases Approved Except Agenda 5
2. Facilities Fund Appropiation for the Pohang University of Science and Technology
3. Joint Venture for Tin Plate Facilities Transfer into China
4. Year-End Contribution to a Charity Fund
5. Proposal of the Long-term Incentive Plan for Directors

2007-1	Jan.11	1. Approval of Financial Statements for the 39th Fiscal Year & Convening Schedule of the 39th Annual General Meeting of Shareholders	All 8 cases Approved (Agenda 7. Approved after modification)
2. Investment Plan of Exploration Business in Uzbek
3. Plan of Acquisition shares in Thainox
4. Revision of the Cold Roll Plant Investment in Vietnam
5. Installation of EGL at Pohang Works
6. Contribution Plan for POSCO Educational Foundation
7. Proposal of the Long-term Incentive Plan for Directors
8. Operation Plan of CEO Candidate Recommendation Committee

2007-2	Feb.6	1. Agenda for the 39th Ordinary General Meeting of Shareholders	All 7 cases Approved
2. Executive Director Candidate Recommendation
3. Plan for Share Buyback
4. Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities
5. Investment in POSAM for Joint Business of API Spiral Pipe in America
6. Investment in Seah Steel
7. Investment in Taihan ST

2007-3	Feb.23	1. Appointment of Chairman of Board of Directors	All 3 cases Approved
2. Appointment of Special Committee Members
3. Appointment of CEO and Approval of Designation of Position for Executive Officers
O Major activities of outside directors on the Board of Directors (Jan. 1, 2006 — Feb.28, 2007)

Session	Date	Number of participating outside directors	Remarks
2006-1	Jan.12	8 persons
2006-2	Feb.7	9 persons
2006-3	Feb.24	8 persons
2006-4	Apr.28	9 persons
2006-5	Jul.21	9persons

29

Session	Date	Number of participating outside directors	Remarks
2006-6	Oct.20	9 persons
2006-7	Dec.19	8persons
2007-1	Jan.11	8persons
2007-2	Feb.6	9persons
2007-3	Feb.23	9persons
5) Composition of committees and their activities (Jan. 1, 2006 — Feb.28, 2007)
O Major activities of Director Candidate Recommendation Committee (Jan. 1, 2006 — Feb.28, 2007)

Session	Date	Agenda	Approval
2006-1	Feb.2	1. Assessment of Qualifications of Independent Non-Executive Directors	—
		2. Assessment of Qualifications of Executive Director	Approved

2006-2	Feb.24	1. Appointment of Special Committee Members	—
		2. Appointment of Positions for Independent Non-Executive Directors	—
		3. Approval of Designation of Position for Executive Director	—

2006-3	Dec.19	Operation Plan of Independent Non-Executive Directors Candidate Recommendation Committee	Approved

2007-1	Feb.5	1. Assessment of Qualifications of Executive Director	—
		2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	Approved

2007-2	Feb.23	1. Appointment of Special Committee Members	—
		2. Appointment of CEO and Approval of Designation of Position for Executive Officers	—
O Major activities of Evaluation and Compensation Committee (Jan. 1, 2006 — Feb.28, 2007)

Session	Date	Agenda	Approval
2006-1	Jan.12	Evaluation of ’05 Management Result	—

2006-2	Feb.7	1. Payment plan of the special incentive for Directors	—
		2. Establishment of the Ceiling Amount of Total Remuneration for Directors	—

2006-3	Dec.18	Proposal of the Long-term Incentive Plan for Directors	—

2007-1	Jan.11	Evaluation of ’06 Management Result	—

2007-2	Feb.5	Evaluation of Recent 4Years’ Management Results	—
O Major activities of Finance & Operation Committee (Jan. 1, 2006 — Feb.28, 2007)

Session	Date	Agenda	Approval
2006-1	Jan.12	2 cases including Establishment of Nickel Mine and Nickel Plant Joint Ventures	—

30

Session	Date	Agenda	Approval
2006-2	Feb.7	Domestic Bond Issuance(Public)	—

2006-3	Feb.24	Revision of the Board of Director Operating Regulations	—
		Plan for Acquisition of Ownership Interest in KEIL	—

2006-4	Apr.27	Plan of Funding for 2Q 2006	—
		Establishment Magnesium board plant	—

2006-5	Jul.21	5cases including Plan of Funding for 3Q 2006	Approved

2006-6	Oct.20	3cases including Installation of CGL in Mexico	Approved

2006-7	Dec.19	6cases including Joint Venture for Tin Plate Facilities Transfer into China	Approved

2007-1	Jan.10	4cases including Investment Plan of Exploration Business in Uzbek

2007-2	Feb.6	3cases including Investment in POSAM for Joint Business of API Spiral Pipe in America
O Major activities of Insider Trading Committee (Jan. 1, 2006 — Feb.26, 2007)

Session	Date	Agenda	Approval
2006-1	Jan.11	Fair Trading Program Operating and Plan	Report

2006-2	Feb.6	Contribution Plan for POSCO Educational Foundation	—

2006-3	Apr.21	Changed Fair Trade independent observance Manager	—

2006-4	Jul.20	Reported Outside service and Materials Purchasing & Supply Mgm’t Department’s Insider transactions	—

2006-5	Oct.19	Reported Plant & Equipment Procurement and Construction Department’s Insider transactions	—

2006-6	Dec.19	1. Facilities Fund Appropriation for the Pohang University of Science and Technology	—
		2. Reported Marketing Department’s Insider transactions	—

2007-1	Jan.10	Fair Trading Program Operating Result and Plan	—
O Major activities of Executive Management Committee (Jan. 1, 2006 — Feb.28, 2007)

Session	Date	Agenda	Approval
2006-1	Mar.27	Construction Express PVD Pilot Plant	Approved

2006-2	May.23	1. Increased investment of installation #1FINEX in Pohang	Approved
		2.. Increased investment of Replacement Electrical Steel (level 2)	Approved
		3. Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved

2006-3	Jun.27	Expansion #14 oxygen plant in Gwangyang	Approved

2006-4	Aug.22	Plan for Integration of Sales Function in South-East Asia	Approved

2006-5	Sep.25	1. Expansion of Plate Products Facilities 2. Capacity Expansion of LNG Terminal in Gwangyang Works	Approved Approved

31

Session	Date	Agenda	Approval
2006-6	Nov.28	5cases including Capital Increase for POS-SPC	Approved
2006-7	Dec.26	5cases including Capacity Improvement of EG Products	Approved
2007-1	Jan.30	Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities	Approved
2007-2	Feb.27	1. Capacity Expansion of #2 CR PCM at Gwangyang Works	Approved
		2. Construction of STS Laboratory Building	Approved
B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.
¯ Changes in composition of audit committees after 2006 fiscal year
•	Jeffrey D. Jones: Re-elected at the 39th Ordinary General Meeting of Shareholders (`07.2.23)

•	Yoon-Suk Suh: Appointed as Chairman of Audit Committee (`07.2.23)
The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, and the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
O Composition of the Audit Committee (auditors)

32

Name	Experience	Qualifications	Remarks
Kim E. Han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chairman

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea

Suh, Yoon-Suk	Professor of the Business School at Ewha Womans’ Univ.

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center
¯ Suh, Yoon-Suk: appointed as chairman of Audit Committee (’07.2.23)
O Major activities of the audit committee (auditors) (Jan. 1, 2006 — Feb.28, 2007)

Session	Date	Agenda	Approval
2006-1	Jan.11	o Report Agendas
• Overview of operations of the in-house controlling system
• Result of Periodical tax audit of corporation
• Result of Internal Control Pre-Attestation
• Result of Internal Audit in 2005 and Operating Plan in 2006

2006-2	Feb.6	o Deliberation Agendas	Approved
• Revision of Audit Committee Operating Regulations
• Assessment of operations of the in-house controlling system in 2005
• Results of the audit of account for the 38th Fiscal Year Report agendas
o Report Agendas
• Overview Results of the audit of account for the 38th FY by External Auditor
• Result of Operation, Finance Audit portal Establishment
• Audit Information System

2006-3	Feb.24	o Deliberation Agenda	Approved
• Appointment of Internal Audit Manager
o Report Agendas
• Plan of using specialists supporting Audit Committee

2006-4	Apr.21	o Deliberation Agenda	Approved
• Approval of audit and not-audit service of affiliated Company Outside
o Report Agendas
• Results of the audit of account for the 1Q 39th Fiscal Year
• Reporting the 2005 fiscal year results of the audit of Consolidated and US GAAP finance statements

2006-5	Jul.20	o Report Agendas	Approved
• Results of the audit of account for the 1H 39th Fiscal Year
• Overview of operations of the in-house controlling system
• Report in-house controlling system process

2006-6	Oct.19	o Deliberation Agenda	Approved
• Approval of not-audit service of POSCO E&C
o Report Agendas
• Results of the audit of Consolidated for 1H 39th Fiscal Year
• Results of the audit of account for the 3Q 39th Fiscal Year
• Assessment of operations of the in-house controlling system
• Reporting the requirements regarding the Form 20-F

33

Session	Date	Agenda	Approval
2006-7	Dec.19	o Deliberation Agenda	3 members participating
• Assessment of operation of the Audit Committee for 2006

2007-1	Jan.10	o Report Agendas	3 members participating
• Overview of operations of the in-house controlling system in 2006
• Assessment of operations of the external auditors in 2006
• Assessment of Directors and Employees’ Observance of Ethics
• Reporting of operations of the Internal Audit System for 2H in 2006

2007-2	Feb.5	o Deliberation Agendas	Approved
• Assessment of operations of the Internal Audit System in 2006
• Results of the audit of account for the 39th Fiscal Year
o Report Agendas
• Overview Results of the Audit of Financial Statements for the 39th FY by External Auditor
• Report the Plan for Auditing for FY 2007

2007-3	Feb.23	o Deliberation Agenda	Approved
• Appointment of Chainman of Audit Committee
C. Voting Rights by Shareholders
(1) Whether to Adopt the Cumulative Voting System

☐	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2) Whether to Adopt Voting by Mail

☐	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
(3) Execution of Voting Rights by Minority Shareholders
     [None]
D. Compensation of Directors and Officers
(1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Ceiling amount
		approved at	Average payment per
	Total payment	shareholders	person
Category	(2006)	Meeting	(2006)	Remarks
Executive Director	4,156 million won	6 billion won	693 million won

Independent Non-Executive Director	556 million won		62 million won	Including 4 members of Audit Committee

Total	4,712 million won		314 million won

34

(2) List of Stock Options Presented to Executives
(As of December 31, 2006)

		Number of Share
Date of Grant	Name	Grant	Exercise	Remaining	Exercising Period	Exercising Price
Jul 23, 2001	Ku-Take Lee	45,184	24,518	20,666	July 24, 2003 ~July 23, 2008	KRW 98,900
	Tae-Hyun Hwang	9,037	7,653	1,384
	Dong-Jin Kim	9,037	7,903	1,134
	Chin-Choon Kim	9,037	4,037	5,000
	Youn Lee	9,037	903	8,134
	Seong-Sik Cho	9,037	5,903	3,134
	Jong-Tae Choi	9,037	4,903	4,134
	Hwang-Kyu Hwang	9,037	4,037	5,000
	Jae-Young Chung	2,259	0	2,259
	Jong-Won Lim	2,259	0	2,259
	Samuel F. Chevalier	2,259	0	2,259
	Woo-Hee Park	2,259	1,200	1,059

Apr. 27, 2002	Joon Yang Chung	9,316	3,931	5,385	April 28, 2004 ~ April 27, 2009	KRW 136,400
	Chang-Ho Kim	9,316	931	8,385
	Nam Suk Hur	9,316	5,316	4,000
	Chang-Kwan Oh	9,316	3,931	5,385

Sep.18 2002	Suk-Man Youn	11,179	4,000	7,179	Sep. 19, 2004 ~Sep. 18, 2009	KRW 116,100
	Young-Tae Keon	9,316	931	8,385

Apr. 26, 2003	Kyeong-Ryul Ryoo	4,802	2,920	1,882	April 27, 2005 ~April 26, 2010	KRW102,900
	Kim,E. Han	2,401	0	2,401
	Dong-Jin Kim	1,921	192	1,729
	Tae-Hyun Hwang	1,921	192	1,729
	Youn Lee	1,921	192	1,729
	Seong-Sik Cho	1,921	192	1,729
	Jong-Tae Choi	1,921	192	1,729
	Hyun-Shik,Chang	9,604	960	8,644
	Oh-Joon, Kwon	9,604	960	8,644
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	8,252	1,352
	Dong-Hee, Lee	9,604	960	8,644
	Sang-Young, Lee	9,604	5,460	4,144
	Hyun-Uck, Sung	9,604	960	8,644
	Han-Yong,Park	9,604	5,282	4,322

Jul. 23, 2004	Ku-Taek Lee	49,000	0	49,000	July 24, 2006 ~July 23, 2011	KRW 151,700
	Chang-Oh Kang	24,500	0	24,500
	Kwang-Woong Choi	1,960	0	1,960
	Kyeong-Ryul Ryoo	4,900	0	4,900
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	0	7,840
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862
	Kwang Woo Jun	1,862	0	1,862
	Jeffery D Jones	1,862	0	1,862
	Yoon Suk Suh	1,862	0	1,862
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Young Suk Lee	9,800	0	9,800
	Sang Myun Kim	9,800	0	9,800
	Kun Soo Lee	9,800	0	9,800
	Ki Chul Shin	9,800	0	9,800
	Kee Yeoung Park	9,800	0	9,800
	Kyu Jeong Lee	9,800	0	9,800
	Byung Ki Jang	9,800	0	9,800

35

		Number of Share
Date of Grant	Name	Grant	Exercise	Remaining	Exercising Period	Exercising Price
Apr. 28, 2005	Sang Ho Kim	12,000	0	12,000	April 29, 2007 ~April 28, 2012	KRW 194,900
	Jong Doo Choi	2,000	0	2,000
	Nam Suk Hur	2,000	0	2,000
	Jong Hai Won	10,000	0	10,000
	Tae Man Kim	10,000	0	10,000
	Jun Gil Cho	10,000	0	10,000
	Kwang Jae Yoo	10,000	0	10,000
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Yong Won Yoon	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000
Total		573,106	112,771	460,335

¯	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

36

V. Others
A. Results of POSCO’s 39th Ordinary General Meeting of Shareholders
1.	Approval of Balance Sheet, Income Statement, and the Statement ofAppropriation of Retained Earnings for the 39th Fiscal Year

- Total Asset (KRW)	:	26,362,873 million
- Total Liabilities (KRW)	:	4,571,215 million
- Paid-in Capital (KRW)	:	482,403 million
- Shareholder’s Equity (KRW)	:	21,791,658 million
- Sales (KRW)	:	20,043,409 million
- Operating Income (KRW)	:	3,892,307 million
- Net Profit (KRW)	:	3,206,604 million
- Net Profit per Share	:	40,748
2. Partial Amendments to Articles of Incorporation

Current Provisions	Proposed Changes
Article 2. Purpose	Article 2. Purpose
The purpose of the Company is to engage in the following business activities:	The purpose of the Company is to engage in the following business activities:
4. To engage in the supply of LNG and power generation, and as well as in the distribution business thereof;	4. To engage in the supply of LNG and power generation as well as the distribution business thereof and in the resources development business[newly inserted];
9. To engage in all other conducts, activities or business which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.	9. To engage in manufacture, process and sale of non-ferrous metal[newly inserted];

Article 10. Pre-emptive Rights	Article 10. Pre-emptive Rights
(2)-6. If the Company issue new shares to the domestic and/or foreign entities in accordance with a joint venture agreement or technology license and transfer agreement executed by and between the Company and such entities for the management purposes;
(2)-6. If the Company issue new shares to the domestic and/or foreign entities in accordance with a joint venture agreement, strategic alliance or technology license and transfer agreement executed by and between the Company and such entities for the management purposes;

Article 16. Issuance of Convertible Bonds	Article 16. Issuance of Convertible Bonds
(1) The Company may issue convertible bonds in the aggregate face amount not exceeding one trillion(1,000,000,000,000) Won to persons other than the shareholders in the following cases:	(1) The Company may issue convertible bonds in the aggregate face amount not exceeding two trillion(2,000,000,000,000) Won to persons other than the shareholders in the following cases:
1. If the Company issues convertible bonds by public offering.	1. If the Company issues convertible bonds by public offering.
2. If the Company enters into a Joint Venture Agreement or a Technical License and Transfer Agreement, when it is deemed necessary, and issues convertible bonds to any domestic or international corporation accordingly.
2. If the Company enters into a joint venture agreement, strategic alliance or technical license and transfer agreement, when it is deemed necessary, and issues convertible bonds to any domestic or international corporation accordingly. [newly inserted]
3. If the Company issues convertible bonds to a domestic or international financial institution to	3. If the Company issues convertible bonds to a domestic or international financial institution to

37

Current Provisions	Proposed Changes
provide urgently needed funds.	provide urgently needed funds.
(2) Convertible bonds mentioned in Paragraph (1) may, by resolution of the Board of Directors, be issued with their conversion rights limited to a certain portion of their face amount.	(2) [The same as the current provision]
(3) Upon conversion from the aggregate face amount of convertible bonds, common shares may be issued up to six hundred billion (600,000,000,000) Won and preferred shares may be issued up to four hundred billion (400,000,000,000) Won, and the conversion price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the convertible bonds.
(3) Upon conversion from the aggregate face amount of convertible bonds, common shares may be issued up to one trillion three hundred billion (1,300,000,000,000) Won and preferred shares may be issued up to seven hundred billion (700,000,000,000) Won, and the conversion price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the convertible bonds.
Article 17. Issuance of Bonds with Warrants	Article 17. Issuance of Bonds with Warrants
(1) The Company may issue bonds with warrants in the aggregate face amount not exceeding one trillion(1,000,000,000,000) Won to persons other than the shareholders in the cases prescribed in Paragraph (1) of Article 16.
(1) The Company may issue bonds with warrants in the aggregate face amount not exceeding two trillion(2,000,000,000,000) Won to persons other than the shareholders in the cases prescribed in Paragraph (1) of Article 16.
(2) The amount with respect to which the pre-emptive rights may be exercised shall be determined by resolution of the Board of Directors; provided, that such amount shall be not in any event exceed the aggregate face amount of the bonds with warrants.
(2) [The same as the current provision]
(3) Upon exercising of the warrants, from the aggregate face amount of bonds with warrants, common shares may be issued up to six hundred billion (600,000,000,000) Won and preferred shares may be issued up to four hundred billion (400,000,000,000) Won, and the issue price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the bonds with warrants.
(3) Upon exercising of the warrants, from the aggregate face amount of bonds with warrants, common shares may be issued up to one trillion three hundred billion (1,300,000,000,000) Won and preferred shares may be issued up to seven hundred billion (700,000,000,000) Won, and the issue price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the bonds with warrants

Articles 28. Election of Directors	Articles 28. Election of Directors
(1) The Directors shall be elected at the General Meeting of Shareholders.	(1) ~ (2)[The same as the current provisions]
(2) By resolution of the Board of Directors, the Company shall appoint the Chairman and Representative Director, and may appoint a number of Representative Directors. The Company, by resolution of the Board of Directors, may appoint President, Executive Vice Presidents, Senior Managing Directors and Managing Directors from among Executive Directors recommended by the Chairman.
(3) If Directors are appointed by a cumulative voting, the Executive Directors, the Independent Non-Executive Directors to be the members of the audit committee and other Independent Non-Executive Directors are separately considered, and then the cumulative voting shall apply to each group. [newly inserted]

ADDENDA (February 23, 2007)
The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 39th fiscal year.

38

3.	Election of the Directors
3-1.	Election of Independent Non-executive Directors

			Transaction with	Relationship
	Date of Birth		POSCO for the	with major
Name	Nominated by	Major Experience	latest 3 years	shareholders	Tenure
Jun, Kwang-Woo	May 7, 1949 Director Candidate Recommendation Committee	Former Vice Chairman, Woori Financial Group	Granted Stock Option Right by 1,862	None	3 years

Park, Won-Soon	Mar. 26, 1956 Director Candidate Recommendation Committee	Executive Director, The Beautiful Foundation	None	None	3 years
3-2.	Election of Independent Non-Executive Director as Audit Committee Members

			Transaction with	Relationship
	Date of Birth		POSCO for the	with major
Name	Nominated by	Major Experience	latest 3 years	shareholders	Tenure
Jeffrey D. Jones	Jun. 7, 1952 Director Candidate Recommendation Committee	Former Chairman, American Chamber of Commerce in Korea	Granted Stock Option Right by 1,862	None	3 years
3-3.	Election of Executive Directors

			Transaction with	Relationship
	Date of Birth		POSCO for the	with major
Name	Nominated by	Major Experience	latest 3 years	shareholders	Tenure
Lee, Ku-Taek	Mar. 15, 1946 Board of Directors	Chief Executive Officer, POSCO	Granted Stock Option Right by 49,000	None	3 years

Yoon, Seok-Man	Jul. 17, 1948 Board of Directors	President, POSCO	Granted Stock Option Right by 7,840	None	3 years

Chung, Joon-Yang	Feb. 3, 1948 Board of Directors	Senior Executive Vice President, POSCO	Granted Stock Option Right by 4,900	None	3 years
3-4.	Approval of Limits of Total Remuneration for Directors

	The 39th Fiscal Year	The 40th Fiscal Year
	(2006)	(2007)
Number of Directors (Independent Non-Executive Directors)	15 (9)	15 (9)

Ceiling Amount of Total Remuneration	KRW 6.0 billion	KRW 6.0 billion

39

•	In the 39th fiscal year, KRW 4.2 billion was paid for 6 Executive Directors and KRW 0.6 billion for 9 Independent Non-Executive Directors

•	In the 40th fiscal year, it is proposed to maintain KRW 6.0 billion for limits of total remuneration for Directors.
B. Decision on the Share Repurchase

1. Type and number of shares to be purchased:	2,165,605 common shares
2. Amount of shares to be purchased(KRW):	889, 300,000,000
(assuming share price of 340 thousand won).
3. Repurchase Period :	From Feb.10.2007 to May.9.2007
4. Purpose of Share Repurchase:	To stabilize the share price and enhance shareholder value
5. Managing Securities Companies:	Woori Investment & Securities Co., Ltd., NH Investment & Securities Co., Ltd., Mirae Asset Securities Co., Ltd., Samsung Securites Co., Ltd., Goodmorning-Shinhan Securities Co., Ltd.
6. Holdings of treasury shares before repurchase
- Direct Acquisition through securities market:	7,022,466 common shares
(8.05% of outstanding shares)
- Acquisition through trust contract:	2,571,427 common shares (2.95% of outstanding shares)
7. Date of Board Resolution (Decision Date):	Feb.6.2007
- Attendance of Outside Directors:	Nine(all) Directors present
- Attendance of Auditors (Member of the Audit Committee):	Present

40

POSCO
Non-Consolidated Financial Statements
December 31, 2006 and 2005

POSCO
Non-Consolidated Balance Sheets
December 31, 2006 and 2005

(in millions of Korean won)	2006		2005

Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	W	512,421	W	249,638
Short-term financial instruments (Note 3)		626,446		584,555
Trading securities (Note 6)		1,922,457		2,423,594
Current portion of available-for-sale securities (Note 7)		—		90,783
Current portion of held-to-maturity securities (Notes 7 and 26)		151,983		2,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)		1,803,742		2,110,254
Inventories, net (Note 5)		2,734,704		2,718,845
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 14, 26 and 27)		93,183		143,221
Deferred income tax assets (Note 24)		—		62,952
Other current assets, net of allowance for doubtful accounts (Note 10)		25,949		13,634

Total current assets		7,870,885		8,399,476
Property, plant and equipment, net (Notes 8 and 28)		12,466,116		10,898,679
Investment securities, net (Notes 7 and 11)		5,658,351		4,501,835
Intangible assets, net (Note 9)		229,418		277,893
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (Note 4)		22,572		28,615
Long-term financial instruments (Note 3)		45		45
Other long-term assets, net of allowance for doubtful accounts (Notes 10 and 26)		115,486		100,407

Total assets	W	26,362,873	W	24,206,950

POSCO
Non-Consolidated Balance Sheets
December 31, 2006 and 2005

(in millions of Korean won)	2006		2005

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	W	519,682	W	444,615
Current portion of long-term debts, net of discount on debentures issued (Notes 11 and 26)		10,298		931,448

Accrued expenses (Note 26)		200,096		680,452
Other accounts and notes payable (Notes 26 and 27)		309,465		411,932
Withholdings		24,045		23,085
Income tax payable		567,559		1,242,047
Deferred income tax liabilities (Note 24)		75,825		—
Other current liabilities (Notes 13 and 27)		39,934		43,054

Total current liabilities		1,746,904		3,776,633

Long-term debts, net of current portion and discount on debentures issued (Notes 11 and 26)		2,135,273		482,857
Accrued severance benefits, net (Note 12)		224,282		185,445
Deferred income tax liabilities (Note 24)		384,242		209,861
Other long-term liabilities (Notes 13, 19 and 27)		80,514		41,697

Total liabilities		4,571,215		4,696,493

Commitments and contingencies (Note 14)

Shareholders’ Equity
Capital stock (Notes 1 and 15)		482,403		482,403
Capital surplus (Notes 8 and 16)		3,934,587		3,879,301
Retained earnings (Note 17)		18,743,894		16,173,776
Capital adjustments, net (Notes 7 and 18)		(1,369,226)		(1,025,023)

Total shareholders’ equity		21,791,658		19,510,457

Total liabilities and shareholders’ equity	W	26,362,873	W	24,206,950

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
Years Ended December 31, 2006 and 2005

(in millions of Korean won,except per share amounts)	2006		2005

Sales (Notes 27 and 28)	W	20,043,409	W	21,695,044
Cost of goods sold (Notes 21 and 27)		15,033,450		14,702,803

Gross profit		5,009,959		6,992,241
Selling and administrative expenses (Note 22)		1,117,652		1,080,355

Operating profit		3,892,307		5,911,886

Non-operating income
Interest income		81,654		63,303
Dividend income		60,693		72,999
Gain on valuation of trading securities		16,457		13,594
Gain on disposal of trading securities		59,843		50,212
Gain on disposal of property, plant and equipment		13,920		21,010
Gain on foreign currency transactions		114,749		88,804
Gain on foreign currency translation		74,352		141,659
Equity in earnings of investees (Note 7)		327,878		147,289
Reversal of allowance for doubtul accounts		563		12,382
Others		60,781		135,663

		810,890		746,915

Non-operating expenses
Interest expense		78,785		88,309
Loss on foreign currency transactions		112,770		77,802
Loss on foreign currency translation		1,345		9,601
Donations (Note 23)		135,352		138,978
Impairment loss on investments		—		7,580
Loss on disposal of Investments		65,305		120,793
Loss on disposal of property, plant and equipment		73,177		84,508
Loss on disposal of derivatives transactions		23,696		1,498
Equity in losses of investees (Note 7)		16,982		100,409
Loss on sale of accounts receivable		19,859		—
Others		57,492		675,130

		584,763		1,304,608

Extroardinary income		—		—

Income before income taxes		4,118,434		5,354,193
Income tax expense (Note 24)		(911,829)		(1,359,628)

Net income	W	3,206,605	W	3,994,565

Per Share Data (in Korean won)
Basic and diluted earnings per share (Note 25)	W	40,748	W	50,438
Basic and diluted ordinary income per share (Note 25)		40,748		50,438
The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2006 and 2005
(Dates of Appropriations: February 23, 2007 and February 24, 2006
for the years ended December 31, 2006 and 2005, respectively)

(in millions of Korean won)	2006		2005

Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	W	223,283	W	142,831
Interim dividends (Note 17) (Dividend rate: 40% of par value in 2006 and in 2005)		(155,561)		(157,520)
Valuation on equity method investment		—		(4,134)
Net income		3,206,605		3,994,565

		3,274,327		3,975,742

Transfers from voluntary reserves
Reserve for research and human resource development		338,333		200,000

Appropriations of retained earnings
Reserve for research and human resource development		400,000		280,000
Cash dividends (Note 17) (Dividend rate: 120% in 2006 and in 2005)		465,558		480,925
Reserve for business expansion		2,400,000		3,000,000
Appropriated retained earnings for dividends		186,335		191,534

Unappropriated retained earnings		3,451,893		3,952,459

carried forward to subsequent year	W	160,767	W	223,283

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005

(in millions of Korean won)	2006		2005

Cash flows from operating activities
Net income	W	3,206,605	W	3,994,565

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,557,715		1,482,445
Accrual of severance benefits		76,582		149,422
Gain on valuation of trading securities		(16,457)		(13,594)
Gain on disposal of trading securities, net		(59,843)		(50,212)
Loss on disposal of investments, net		64,259		120,253
Impairment loss on investments		—		7,580
Loss on disposal of property, plant and equipment		73,177		84,508
Loss(gain) on derivative transactions, net		22,917		(864)
Equity in earnings of investees, net		(310,896)		(46,881)
Stock compensation expense		49,885		14,947
Gain on foreign currency translation, net		(71,610)		(134,876)
Impairment loss on property, plant and equipment		471		—
Interest expense		2,977		4,432
Interest income		(3,627)		(3,548)
Welfare		136,662		180,243
Others		20,853		(20,226)

		1,543,065		1,773,629

Decrease(increase) in trade accounts and notes receivable		296,018		(113,583)
Decrease(increase) in other accounts and notes receivable		34,643		(74,222)
Increase in accrued income		(6,580)		(551)
Decrease(increase) in prepaid expenses		(1,973)		1,891
Increase in inventories		(15,860)		(613,523)
Decrease(increase) in trade accounts and notes payable		74,623		(160,604)
Increase in other accounts and notes payable		(103,642)		(49,030)
Increase(decrease) in accrued expenses		(480,357)		547,694
Increase(decrease) in income tax payable		(693,668)		229,623
Payment of severance benefits		(19,671)		(62,204)
Transfers to the National Pension Fund		11		1
Increase(decrease) in income tax expense due to changes in deferred income tax assets and liabilities		155,246		(99,552)
Increase in retirement insurance deposits		(19,493)		(76,586)
Others		55,555		8,862

		(725,148)		(461,784)

Net cash provided by operating activities		4,024,522		5,306,410

POSCO
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005

(in millions of Korean won)	2006		2005

Cash flows from investing activities
Disposal of short-term financial instruments		1,080,263		1,055,999
Disposal of trading securities		10,713,914		10,802,347
Disposal of available-for-sales securities		121,674		337,024
Disposal of held-to-maturity securities		2,000		—
Disposal of current portion of held-to-maturity securities		90,189		3,048
Proceeds from office lease deposits		865		547
Disposal of property, plant and equipment		18,015		44,948
Acquisition of short-term financial instruments		(1,122,154)		(1,065,667)
Acquisition of trading securities		(10,136,477)		(10,504,797)
Acquisition of available-for-sale securities		(284,962)		(304,722)
Acquisition of equity method investments		(396,209)		(272,752)
Acquisition of held-to-maturity securities		(19,999)		(199,692)
Acquisition of other investments		(24,444)		(1,435)
Acquisition of property, plant and equipment		(3,088,117)		(3,123,228)
Acquisition of intangible assets		(17,970)		(12,535)
Others		(33,657)		(52,341)

Net cash used in investing activities		(3,097,069)		(3,293,256)

Cash flows from financing activities
Proceeds from short-term borrowings		395,358		97,442
Proceeds from long-term debts		45,100		—
Proceeds from debentures		1,687,833		—
Acquisition of treasury stock		(851,123)		(1,295,135)
Proceeds from treasury stock		69,779		943,848
Repayment of current maturities of long-term debt		(932,276)		(927,618)
Repayment of short-term debt		(395,358)		(111,434)
Payment of cash dividends		(636,487)		(680,794)
Decrease in derivatives		(42,423)		(1,520)
Others		(5,073)		4,912

Net cash used in financing activities		(664,670)		(1,970,299)

Net increase in cash and cash equivalents		262,783		42,855

Cash and cash equivalents
Beginning of the year		249,638		206,783

End of the year	W	512,421	W	249,638

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

1. The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 12,600 thousand tons at the Pohang mill, and 17,400 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and seven liaison offices overseas.
Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of W5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001; November 20, 2002 and July 22, 2003, respectively. In addition, the Company retired 1,779,320 shares of treasury stock on October 19, 2004, in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total outstanding shares are 87,186,835 as of December 31, 2006.
As of December 31, 2006, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

National Pension Corporation	2,496,272	2.86
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	2,330,000	2.67
Others	79,879,253	91.62

	87,186,835	100.00

As of December 31, 2006, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

2. Summary of Significant Accounting Policies
The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:
Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.
Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.
Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these standards in its financial statements covering periods beginning January 1, 2005. And as SKFAS Nos. 18 through 20 became effective for the Company on January 1, 2006, the Company adopted these standards in its financial statements for the year ended December 31, 2006.
In addition, the Company adopted early the Korea Accounting Institute’s accounting implementation guide 06-2 and changed its method accounting for income taxes on temporary differences in relation to investments in subsidiaries and equity method investees to comply with the new requirement. The effect was an increase in ordinary income and net income for 2006 by W9,136 million. The financial statements as of and for the year ended December 31, 2005, have been restated to reflect the changes to conform with SKFAS No.1(Note 24).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Revenue Recognition
Revenue from the sales of products is recognized when significant risks and rewards of ownership of the goods are transferred.
Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.
Inventories
The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.
Investments in Securities
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.
Securities that are bought and held principally for near-term sale to generate profits from short-term price differences are classified into trading. Trading generally involves active and frequent buying and selling. Debt securities that have fixed or determinable payments and fixed maturity shall be classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities to maturity. Securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale.
Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.
Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.
Investments in Affiliates
Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustment or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee.
The Company discontinues the equity method of accounting for equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. If the book value of the investee has changed due to the capital increase of the investee, net losses not recognized in the prior periods are reflected in equity method investment securities as an adjustment to retained earnings.
The Company recognizes impairment loss when the difference between the book value of investments in equity method and the estimated realizable value is significant. However, if the loss from impairment is recovered after its recognition, only the amount less than impairment loss is reflected in current operations.
Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period, not to exceed 20 years, using the straight-line method. Any negative goodwill is likewise amortized. Differences caused by the fair values of the investee’s non-monetary assets are also amortized using the straight-line method over the asset’s remaining useful life. However, in case of an investee which is also a subsidiary of the Company, if an additional investment results in the change in the percentage of ownership, the difference between the change in the proportionate ownership in the book value of the investee and additional investment is recorded as capital adjustment.
The Company’s proportionate unrealized profit arising from sales by the Company to equity method investee, sales by the equity method investees to the Company or sales between equity method investees are eliminated. Only unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.
The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates. The Company believes that if the financial statements were reviewed, differences between unreviewed and reviewed financial statements would not have a material effect on the financial statements of the Company.
Property, Plant and Equipment and Related Depreciation
The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.
Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditures shall be recognized as an expense in the period in which it is incurred.
The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Intangible Assets
Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property rights	5-10 years
Land usage rights	40 years
Port facilities usage rights	1-75 years
Other intangibles	4-20 years
Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.
The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as other intangible assets only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of other intangible assets (development cost) should be based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.
The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.
Discounts on Debentures
Discounts on debentures are amortized over the repayment period using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization is included in interest expense.
Valuation of Assets and Liabilities at Present Value
Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Restructuring of Receivables
The Company recognizes losses on doubtful receivables from financially troubled companies being restructured under work-out plans or other similar rescheduling agreements if the total discounted future cash receipts of such receivables as specified under the modified terms of the work-out plans or other similar rescheduling agreements are less than the nominal amount of the receivables.
Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.
The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.
The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date of W929.6: US$1 as of December 31, 2006 (2005:W1,013.0: US$1), and resulting translation gains and losses are recognized in current operations.
Derivative Instruments
Derivative financial instruments for trading or hedging purpose are valued at estimated market price with the resulting unrealized gains or losses recognized in the current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Income Taxes
The company estimates tax expenses as the sum of current income taxes imposed and any accrued taxes which is adjusted for changes in deferred taxes. The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is more likely that such deferred tax assets will be realized. Income tax effect of temporary differences is reflected as income tax expenses in the period incurred, and income tax effect of temporary differences in relation to item in shareholders’ equity is directly reflected in the related shareholders’ equity account. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the year.
Deferred tax assets and liabilities in the balance sheet are classified into current and non-current portion, and within each classification, deferred tax assets and deferred tax liabilities are offset and recorded.
Impairment of Assets
The Company assesses the potential impairment of assets which are not recorded at fair value when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the asset, net of accumulated depreciation or amortization, if any, before impairment, when the estimated value of the assets exceeds the carrying value after impairment.
Sale of Receivables
The Company sells or discounts certain amounts or notes receivable to financial institutions and accounts for these transactions as sale of the receivables if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.
Contingent liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow, or the contingent asset in case of an inflow, is made in the notes to the financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Treasury Stock
In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholder’s equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from gain on disposal of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the order of disposition of deficit.
Stock Options
The Company recognizes expenses representing the differences between the current stock price and the strike price based on the straight line method over the lives of stock options.
Capitalization of Financing Expenses
Financing expense on borrowing associated with certain qualifying assets during the construction period that meet certain criteria for capitalization can be either capitalized or expensed as incurred. The Company has chosen to expense as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2006 and 2005, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2006		2005

Cash and cash equivalents
Checking accounts	—	W	988	W	1,303
Money market deposit accounts	4.25 ~ 4.35		134,000		200,700
Time deposits in foreign currency	4.85 ~ 5.29		287,433		47,635
Time deposits	4.64		20,000		—
Repurchase agreement	4.40		70,000		—

		W	512,421	W	249,638

Short-term financial instruments
Ordinary deposits [1]	0.50		4,444		4,840
Time deposits	4.70 ~ 5.05		360,000		180,000
Time deposits in foreign currency	—		—		263,380
Specified money in trust	—		52,002		6,335
Certificates of deposit	4.75 ~ 5.14		170,000		110,000
Repurchase Agreement	4.75		40,000		—
Trust type savings accounts	—		—		20,000

		W	626,446	W	584,555

Long-term financial instruments
Guarantee deposits for opening accounts	—	W	45	W	45

[1]	In relation to government appropriated project, cash on hand and in banks have withdrawal restrictions.

[2]	The Company is required to provide deposits amounting to W45 million to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005

Trade accounts and notes receivable	W	1,805,728	W	2,112,789
Less: Allowance for doubtful accounts		(1,986)		(2,535)

	W	1,803,742	W	2,110,254

Other accounts and notes receivable	W	116,064	W	198,951
Less: Allowance for doubtful accounts		(22,881)		(55,730)

	W	93,183	W	143,221

Long-term trade accounts and notes receivable	W	28,259	W	37,470
Less: Allowance for doubtful accounts		(5,687)		(8,855)

	W	22,572	W	28,615

Accounts stated at present value under long-term deferred payment terms are as follows:

			Allowance for
(in millions of			doubtful					Discount Rate
Korean won)	Face Value		accounts		Book Value		Maturity Date	(%)

Long-term trade accounts receivable
BNG Steel Co., Ltd.	W	32,100	W	5,123	W	26,977	November 2009	8.62
“		5,118		564		4,554	December 2008	8.62
Less: Current portion		(8,959)		—		(8,959)
	W	28,259	W	5,687	W	22,572
The Company computed discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end and accounted for them as allowance for doubtful accounts in accordance with SKFAS No. 13, Troubled Debt Restructurings.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

5.	Inventories

Inventories as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005

Finished goods	W	495,569	W	457,923
Semi-finished goods		686,944		717,505
Raw materials		903,433		959,674
Materials-in-transit		645,826		584,456
Others		2,932		2,278

		2,734,704		2,721,836
Less: Provision for valuation loss		—		(2,991)

	W	2,734,704	W	2,718,845

6.	Trading Securities

Trading securities as of December 31, 2006 and 2005, are as follows:

	2006						2005
(in millions of Korean won)	Acqusition Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	W	1,906,000	W	1,922,457	W	1,922,457	W	2,103,245
Monetary market fund		—		—		—		320,349

	W	1,906,000	W	1,922,457	W	1,922,457	W	2,423,594

7.	Investment Securities

Investment securities, net of current portion, as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Available-for-sale securities, net	W	2,444,580	W	1,759,451
Held-to-maturity securities, net		103,224		234,975
Equity-method investments		3,110,547		2,507,409

	W	5,658,351	W	4,501,835

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Available-For-Sale Securities

Available-for-sale securities as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Current portion of available-for-sale securities
Investments in bonds	W	—	W	90,783

Available-for-sale securities		2,297,584		1,637,931
Marketable equity securities		2,297,584		1,637,931
Non-marketable equity securities		146,495		121,020
Investments in bonds		1		—
Investments in capital		500		500

		2,444,580		1,759,451

	W	2,444,580	W	1,850,234

Investments in marketable equity securities as of December 31, 2006 and 2005, are as follows:

	2006						2005
	Number of	Percentage of	Acquisition		Book		Book
(in millions of Korean won)	shares	ownership (%)	Cost		Value		Value

Hanil Iron & Steel Co., Ltd.	206,798	10.14	W	2,413	W	4,435	W	3,846
HI Steel Co., Ltd.	135,357	9.95		1,609		2,166		2,166
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		2,395		2,904
Hana Financial Group Inc.	4,663,776	2.26		29,998		228,058		213,333
SK Telecom Co., Ltd.[1]	4,195,552	5.17		1,187,162		931,735		874,827
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		1,025		1,095
Nippon Steel Corporation	208,876,000	3.07		548,108		1,117,010		534,152
Korea Line Corp.	217,373	2.17		8,067		10,760		5,608

			W	1,784,856	W	2,297,584	W	1,637,931

[1]	The 1,853,981 SK Telecom Co., Ltd. shares, classified as available-for-sale securities, have been pledged as collateral for exchangeable bonds (Note 11).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

     Investments in non-marketable equity securities as of December 31, 2006 and 2005, are as follows:

	2006						2005
	Number of	Percentage of	Acquisition		Book		Book
(in millions of Korean won)	Shares	Ownership (%)	Cost		Value		Value

Hankyung Shinmun Co., Ltd.	28,728	0.15	W	309	W	309	W	309
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		780		780
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		8,930		8,930
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,000		3,000
LG Powercom Corporation [1]	4,500,000	3.00		153,000		64,107		51,755
The Seoul Shinmun Co., Ltd.	1,614,000	19.40		7,479		—		—
The Siam United Steel	11,071,000	12.30		34,658		34,658		26,640
PT-POSNESIA Stainless Steel Industry [3]	29,610,000	70.00		9,474		1,567		1,567
BX Steel Posco Cold Rolled Sheet Co., Ltd.[2]	—	10.00		26,803		26,803		26,803
Others				4,816		6,341		1,236

			W	249,249	W	146,495	W	121,020

[1]	The fair value of LG Powercom Corporation was based on the valuation report of a public rating services company. Except for LG Powercom Corporation, investments without an objective fair value were based on acquisition costs.

[2]	No shares have been issued in accordance with the local laws or regulations.

[3]	PT-POSNESIA, which is in the process of liquidation as of December 31, 2006, was reclassified to available-for-sale securities from equity method investment.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

     Investments in bonds as of December 31, 2006 and 2005, are as follows:

		2006						2005
		Acquisition		Fair		Book		Book
(in millions of Korean won)	Maturity	Cost		Value		Value		Value

Government bonds	Less than 1 year	W	—	W	—	W	—	W	90,783
	1-5 years		1		1		1		—
Others	1-5 years		—		—		—		—

		W	1	W	1	W	1	W	90,783

     Investment in capital as of December 31, 2006 and 2005, mainly consists of :

	2006						2005
	Acquisition				Book		Book
(in millions of Korean won)	Cost		Net Asset Value		Value		Value

Purunichildcare	W	500	W	500	W	500	W	500

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences during the years ended December 31, 2006 and 2005, are as follows:

	2006						2005
	Beginning		Increase		Ending		Beginning		Increase		Ending
(in millions of Korean won)	Balance		(Decrease)[1]		Balance		Balance		(Decrease)		Balance

Marketable equity securities

Hanil Iron & Steel Co., Ltd.	W	1,039	W	428	W	1,467	W	689	W	350	W	1,039
HISteel Co., Ltd.		404		—		404		139		265		404
Moonbae Steel Co., Ltd.		(496)		(369)		(865)		(1,221)		725		(496)
Hana Financial Group Inc.		132,918		10,676		143,594		89,136		43,782		132,918
Korea Investment Corporation		—		—		—		(453)		453		—
SK Telecom Co., Ltd.		(352,910)		167,725		(185,185)		(495,027)		142,117		(352,910)
Samjung Packing & Aluminum Co., Ltd.		—		—		—		(770)		770		—
Dong Yang Steel Pipe Co., Ltd.		(2,041)		(51)		(2,092)		(3,410)		1,369		(2,041)
Nippon Steel Corporation		180,562		231,891		412,453		90,547		90,015		180,562
Korea Line Corporation		(1,783)		3,735		1,952		(372)		(1,411)		(1,783)

		(42,307)		414,035		371,728		(320,742)		278,435		(42,307)

Non-marketable equity securities

LG Powercom Corporation		(73,403)		8,956		(64,447)		(107,325)		33,922		(73,403)
The Seoul Shinmun		—		—		—		2,072		(2,072)		—
Myanmar POSCO Steel		—		(618)		(618)		—		—		—

Investments in bonds		670		(670)		—		6,030		(5,360)		670

	W	(115,040)	W	421,703	W	306,663	W	(419,965)	W	304,925	W	(115,040)

[1]	Realized loss from the disposal of available-for-sale securities amounted to W68,242 million while realized gain amounted to W924 million for the year ended December 31, 2006.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Held-To-Maturity Securities
Held-to-maturity securities as of December 31, 2006 and 2005, are as follows:

		2006				2005
		Acquisition		Book		Book
(in millions of Korean won)	Maturity	Cost		Value		Value

Current portion of held-to-maturity securities
Government bonds	Less than 1 year	W	151,911	W	151,983	W	2,000

Held-to-maturity securities
Government bonds	1~5 years		73,446		73,654		205,461
	5~10 years		29,424		29,570		29,514

			102,870		103,224		234,975

		W	254,781	W	255,207	W	236,975

The Company provided government bonds, amounting to W31,316 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Equity-Method Investments
Equity method investments as of December 31, 2006 and 2005, are as follows:

	2006				2005
	Number of	Percentage of	Acquisition	Book	Book
(in millions of Korean won)	Shares	Ownership (%)	Cost	Value	Value

POSCO E&C	27,781,080	90.94	W365,789	W365,458	W339,731
Posteel Co., Ltd.	17,155,000	95.31	113,393	257,192	252,064
POSCON Co., Ltd.	3,098,610	88.04	49,822	17,826	15,470
Pohang Steel Co., Ltd.	4,000,000	66.67	96,151	163,955	160,793
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00	17,052	20,974	15,946
POSDATA Co., Ltd.	50,440,720	61.85	52,749	89,160	84,164
POSCO Research Institute	3,800,000	100.00	19,000	22,995	22,791
Seung Kwang Co., Ltd.	2,737,000	69.38	28,408	30,493	31,231
POS-AC Co., Ltd.	230,000	100.00	1,043	—	493
Changwon Specialty Steel Co., Ltd.	26,000,000	100.00	260,000	433,950	387,022
POSCO Machinery Co., Ltd.	1,000,000	100.00	10,000	17,101	15,541
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00	28,500	31,105	31,179
eNtoB Corporation[3]	560,000	17.50	2,800	3,349	3,076
POSCO Refractories & Environment (POSREC)	3,544,200	60.00	41,210	64,858	61,477
POSCO Terminal Co., Ltd.	2,550,000	51.00	12,750	16,705	15,696
POSMATE Co., Ltd.	214,286	30.00	7,233	8,433	7,687
Samjung Packing & Aluminum Co., Ltd.[3]	270,000	9.00	2,714	4,228	3,240
POSCO Power Corp.	40,000,000	100.00	597,170	611,854	290,261
SNNC Co., Ltd.	3,822,000	49.00	19,110	18,886	—
Pohang Steel America Corporation. (POSAM)	316,051	99.45	260,503	90,456	101,340
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00	37,352	101,324	66,090
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00	7,425	18,267	17,302
VSC-POSCO Steel Corporation (VPS)[2]	—	35.00	4,758	3,304	3,434
DALIAN POSCO-CFM Coil Center Co., Ltd.[2]	—	30.00	7,189	3,456	8,114
POS-Tianjin Coil Center Co., Ltd.[2]	—	10.00	653	668	1,142

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

	2006						2005
	Number of	Percentage of	Acquisition		Book		Book
(in millions of Korean won)	Shares	Ownership (%)	Cost		Value		Value

Zhangjiagang Pohang Stainless Steel Co., Ltd.[2]	—	58.60	W	221,264	W	263,340	W	178,699
Guangdong Pohang Coated Steel Co., Ltd.[2]	—	83.66		26,297		15,124		22,325
POSCO Thailand Co., Ltd.	2,327,288	39.17		7,427		5,840		4,977
Myanmar-POSCO Co., Ltd.[4]	—	—		—		—		3,717
KOBRASCO	2,010,719,185	50.00		32,950		32,981		30,440
POSINVEST	5,000,000	100.00		53,189		64,862		66,312
POSCHROME	21,675	25.00		4,859		5,375		6,085
Guangdong Xingpu Steel Center Co., Ltd.[2,3]	—	10.50		927		1,199		1,474
POS-HYUNDAI STEEL[3]	2,345,558	10.00		1,057		921		751
POSVINA[2]	—	50.00		1,527		2,060		1,849
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00		2,308		3,844		3,208
PT POSMI Steel Indonesia[3]	1,193	9.47		782		829		449
Qingdao Pohang Stainless Steel Co., Ltd.[2]	—	70.00		49,733		36,502		15,623
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.[2]	—	90.00		21,267		18,269		18,839
POSCO—China Holding Corp.[2]	—	100.00		165,233		146,254		132,161
POSCO—Japan Co., Ltd.	90,438	100.00		50,558		30,384		30,173
POSCO—India Private Ltd.	224,999,999	100.00		52,627		43,872		50,218
Posco-India Steel Processing Center Private Limited.	42,764,058	65.00		9,466		8,340		4,825
POSCO-Vietnam Co., Ltd.[2]	—	100.00		33,093		34,554		—

			W	2,777,338	W	3,110,547	W	2,507,409

[1]	Due to the delay in the closing of December 31, 2006 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed.

[2]	No shares have been issued in accordance with the local laws or regulations.

[3]	Equity methods of accounting is applied as the Company has significant influence on investees directly or indirectly through is affiliates by owning more than 20% of outstanding shares of investees.

[4]	Investee is reclassified from equity-method investments into available-for-sale securities due to non-operations for year 2006.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

The details of equity method valuation as of and for years ended December 31, 2006 and 2005, are as follows:

		Equity in			Equity in
		Earnings	Other		Earnings	Other
(in millions of	2004	(Losses)	Increase	2005	(Losses)	Increase	2006
Korean won)	Balance	of Investee	(Decrease)[1]	Balance	of Investee	(Decrease)[1]	Balance

POSCO E&C	W321,177	W26,268	W(7,714)	W339,731	W41,426	W(15,699)	W365,458
Posteel Co., Ltd.	253,013	10,354	(11,303)	252,064	13,983	(8,855)	257,192
POSCON Co., Ltd.	18,079	6,862	(9,471)	15,470	5,455	(3,099)	17,826
Pohang Steel Co., Ltd.	175,992	(9,210)	(5,989)	160,793	3,162	—	163,955
POSCO Machinery & Engineering Co., Ltd.	13,719	2,323	(96)	15,946	5,111	(83)	20,974
POSDATA Co., Ltd.	63,123	7,535	13,506	84,164	5,006	(10)	89,160
POSCO Research Institute	22,682	109	—	22,791	204	—	22,995
Seung Kwang Co., Ltd.	29,444	1,783	4	31,231	(738)	—	30,493
POS-AC Co., Ltd.	613	(44)	(76)	493	(493)	—	—
Changwon Specialty Steel Co., Ltd.	335,827	33,031	18,164	387,022	46,928	—	433,950
POSCO Machinery Co., Ltd.	14,333	1,208	—	15,541	1,560	—	17,101
POSTECH Venture Capital Co., Ltd.	32,712	(3,358)	1,825	31,179	1,439	(1,513)	31,105
eNtoB Corporation	2,687	389	—	3,076	273	—	3,349
POSCO Refractories & Environment (POSREC)	54,816	9,352	(2,691)	61,477	6,060	(2,679)	64,858
POSCO Terminal Co., Ltd.	—	3,002	12,694	15,696	1,009	—	16,705
POSMATE Co., Ltd.	—	427	7,260	7,687	1,989	(1,243)	8,433
Samjung Packing & Aluminum Co., Ltd.	—	436	2,804	3,240	1,206	(218)	4,228
POSCO Power Corp.	—	(806)	291,067	290,261	16,670	304,923	611,854
SNNC Co., Ltd.	—	—	—	—	(183)	19,069	18,886
Pohang Steel America Corporation (POSAM)	109,329	(4,154)	(3,835)	101,340	10,076	(20,960)	90,456
POSCO Australia Pty. Ltd. (POSA)	52,526	20,518	(6,954)	66,090	17,264	17,970	101,324
POSCO Asia Co., Ltd. (POA)	17,135	718	(551)	17,302	2,308	(1,343)	18,267
VSC-POSCO Steel Corporation (VPS)	5,265	181	(2,012)	3,434	97	(227)	3,304
DALIAN POSCO-CFM Coil Center Co., Ltd.	9,719	(1,532)	(73)	8,114	(4,275)	(383)	3,456
POS-Tianjin Coil Center Co., Ltd.	1,240	(91)	(7)	1,142	(416)	(58)	668
Zhangjiagang Pohang Stainless Steel Co., Ltd.	179,747	(34,311)	33,263	178,699	57,357	27,284	263,340
Guangdong Pohang Coated Steel Co., Ltd.	25,793	(3,331)	(137)	22,325	(6,273)	(928)	15,124
POSCO Thailand Co., Ltd.	951	(415)	4,441	4,977	463	400	5,840

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

			Equity in						Equity in
			Earnings		Other				Earnings		Other
(in millions of	2004		(Losses)		Increase		2005		(Losses)		Increase		2006
Korean won)	Balance		of Investee		(Decrease)[1]		Balance		of Investee		(Decrease)[1]		Balance

Myanmar-POSCO Co., Ltd.	W	4,453	W	(616)	W	(120)	W	3,717	W	—	W	(3,717)	W	—
KOBRASCO		10,956		17,976		1,508		30,440		22,202		(19,661)		32,981
POSINVEST		34,418		2,548		29,346		66,312		3,688		(5,138)		64,862
POSCHROME		7,076		1,201		(2,192)		6,085		2,223		(2,933)		5,375
Guangdong Xingpu Steel Center Co., Ltd.		1,544		(63)		(7)		1,474		(196)		(79)		1,199
POS-HYUNDAI STEEL		770		112		(131)		751		213		(43)		921
POSVINA		3,117		(502)		(766)		1,849		711		(500)		2,060
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,927		402		(121)		3,208		695		(59)		3,844
PT POSMI Steel Indonesia		439		19		(9)		449		(9)		389		829
Qingdao Pohang Stainless Steel Co., Ltd.		38,455		(22,580)		(252)		15,623		22,448		(1,569)		36,502
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		18,507		420		(88)		18,839		433		(1,003)		18,269
POSCO—China Holding Corp.		52,866		(16,933)		96,228		132,161		32,319		(18,226)		146,254
POSCO—Japan Co., Ltd.		40,306		(2,462)		(7,671)		30,173		3,900		(3,689)		30,384
POSCO—India Private Ltd.		—		115		50,103		50,218		(3,605)		(2,741)		43,872
Posco-India Steel Processing Center Private Limited.		—		—		4,825		4,825		(668)		4,183		8,340
POSCO-Vietnam Co., Ltd.		—		—		—		—		(126)		34,680		34,554

	W	1,955,756	W	46,881	W	504,772	W	2,507,409	W	310,896	W	292,242	W	3,110,547

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean	2004		Increase		Amortization		2005		Increase		Amortization		2006
won)	Balance		(Decrease)[1]		(Recovery)		Balance		(Decrease)[1]		(Recovery)		Balance

POSCO Refractories & Environment (POSREC)	W	(1,008)	W	—	W	(633)	W	(375)	W	—	W	(282)	W	(93)
POSMATE Co., Ltd.		—		(782)		(78)		(704)		—		(156)		(548)
Samjung Packing & Aluminum Co., Ltd.		—		(2,131)		(213)		(1,918)		—		(426)		(1,492)
POSCO Power Corp.		—		73,115		7,311		65,804		27,745		14,032		79,517
Pohang Steel America Corporation (POSAM)		562		—		158		404		—		158		246
Guangdong Pohang Coated Steel Co., Ltd.		(77)		—		(28)		(49)		—		(28)		(21)
Posmmit Steel Centre SDN BHD (POS-MMIT)		59		—		20		39		—		20		19
PT POSMI Steel Indonesia (POSMI)		118		—		39		79		12		41		50

	W	(346)	W	70,202	W	6,576	W	63,280	W	27,757	W	13,359	W	77,678

[1]	Increase (decrease) represents changes in differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee primarily due to an additional acquisition of equity method investments.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Details on the elimination of unrealized profit from intercompany transactions for years ended December 31, 2006 and 2005, are as follows:

	2006								2005
						Property, Plant								Property, Plant
		Allowance for				and Equipment,			Allowance for					and Equipment,
		doubtful				and Intangible			doubtful					and Intangible
(in millions of Korean won)		accounts	Inventories			Assets	Total		accounts		Inventories			Assets	Total

POSCO E&C	W	(1,386)	W	47	W	(134,620)	W	(135,959)	W	207	W	60	W	(109,598)	W	(109,331)
Posteel Co., Ltd.		(38)		1,398		1		1,361		(1,206)		(13,284)		8		(14,482)
POSCON Co., Ltd.		(95)		1		(19,816)		(19,910)		(97)		112		(20,580)		(20,565)
Pohang Steel Co., Ltd.		4		7,529		14		7,547		(393)		(9,585)		2		(9,976)
POSCO Machinery & Engineering Co., Ltd.		10		2		(3,370)		(3,358)		(67)		364		(5,515)		(5,218)
POSDATA Co., Ltd.		—		3		1,314		1,317		—		(6)		1,377		1,371
POSCO Research Institute		13		—		—		13		(73)		—		—		(73)
Seung Kwang Co., Ltd.		—		—		—		—		1		—		—		1
POS-AC Co., Ltd.		44		7		(7,459)		(7,408)		20		—		(6,517)		(6,497)
Changwon Specialty Steel Co., Ltd.		8		(906)		(20)		(918)		(35)		(313)		(9)		(357)
POSCO Machinery Co., Ltd.		(5)		2		340		337		(77)		(4)		(3,656)		(3,737)
eNtoB Corporation		—		44		(4)		40		—		(121)		(50)		(171)
POSCO Refractories & Environment (POSREC)		—		(114)		(3,194)		(3,308)		116		(51)		(1,690)		(1,625)
POSMATE Co., Ltd.		(1)		9		(52)		(44)		1		(348)		(11)		(358)
Samjung Packing & Aluminum Co., Ltd.		—		9		(56)		(47)		1		(377)		(12)		(388)
Pohang Steel America Corporation (POSAM)		12		2,417		—		2,429		—		9,299		—		9,299
POSCO Australia Pty. Ltd.(POSA)		(1)		—		—		(1)		1		306		—		307
POSCO Asia Co., Ltd. (POA)		15		1,356		(10)		1,361		(287)		(966)		(8)		(1,261)
VSC-POSCO Steel Corporation (VPS)		—		(418)		6		(412)		—		—		59		59
DALIAN POSCO-CFM Coil Center Co., Ltd.		—		(408)		—		(408)		—		188		—		188
POS-Tianjin Coil Center Co., Ltd.		—		(128)		—		(128)		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		(133)		(4,581)		(9)		(4,723)		(14)		560		(444)		102
Guangdong Pohang Coated Steel Co., Ltd.		(2)		(134)		—		(136)		—		899		—		899
POSCO Thailand Co., Ltd.		—		283		—		283		—		(489)		—		(489)
KOBRASCO		—		5,566		—		5,566		—		(8,226)		—		(8,226)
POSCHROME		—		251		—		251		—		(297)		—		(297)
Guangdong Xingpu Steel Center Co., Ltd.		—		(238)		—		(238)		—		16		—		16
POSVINA		—		584		—		584		—		(358)		—		(358)
POSCO-Terminal Co., Ltd.		—		—		—		—		2		—		—		2
Posmmit Steel Centre SDN BHD (POS-MMIT)		—		239		—		239		—		(168)		—		(168)
PT POSMI Steel Indonesia		—		(8)		—		(8)		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		(94)		3,635		91		3,632		92		(7,885)		(90)		(7,883)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		—		(624)		—		(624)		—		(78)		—		(78)
POSCO—China Holding Corp.		(91)		779		9		697		59		(6,087)		(270)		(6,298)
POSCO—Japan Co., Ltd.		6		(655)		—		(649)		(148)		(8,610)		—		(8,758)
POS-India Steel Processing Centre Pvt. Ltd.		1		—		—		1		—		—		—		—

	W	(1,733)	W	15,947	W	(166,835)	W	(152,621)	W	(1,897)	W	(45,449)	W	(147,004)		(194,350)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

A summary of financial information on equity-method investees as of and for the year ended December 31, 2006, follows:

	Total		Total				Net Income
(in millions of Korean won)	Assets		Liabilities		Sales		(Loss)

POSCO E&C	W	2,178,620	W	1,071,971	W	3,670,409	W	194,015
Posteel Co., Ltd.		436,217		142,771		1,391,731		13,428
POSCON Co., Ltd.		244,185		115,463		361,998		28,433
Pohang Steel Co., Ltd.		403,281		136,238		574,452		(5,265)
POSCO Machinery & Engineering Co., Ltd.		85,529		34,581		224,500		7,586
POSDATA Co., Ltd.		261,184		102,167		336,107		7,551
POSCO Research Institute		26,015		2,987		16,905		192
Seung Kwang Co., Ltd.		80,360		36,411		11,735		(1,311)
POS-AC Co., Ltd.		32,910		9,618		52,776		6,715
Changwon Specialty Steel Co., Ltd.		969,896		533,557		1,147,746		47,472
POSCO Machinery Co., Ltd.		55,064		21,904		105,702		1,115
POSTECH Venture Capital Co., Ltd.		33,164		422		574		1,372
eNtoB Corporation		62,033		41,098		322,192		773
Environment (POSREC)		166,071		46,137		268,489		13,898
POSCO Terminal Co., Ltd.		41,761		9,011		53,935		1,490
POSMATE Co., Ltd.		50,750		19,359		74,378		6,399
Samjung Packing & Aluminum Co., Ltd.		129,597		60,633		226,351		9,454
POSCO Power Corp.		883,294		350,914		413,260		38,680
SNNC Co., Ltd.		38,584		41		—		(373)
Pohang Steel America Corporation (POSAM)		162,404		55,564		129,618		10,379
POSCO Australia Pty. Ltd. (POSA)		123,816		57,977		62,650		2,566
POSCO Asia Co., Ltd. (POA)		72,156		53,847		840,028		686
VSC-POSCO Steel Corporation (VPS)		21,871		11,054		72,484		1,519
DALIAN POSCO-CFM Coil Center Co., Ltd.		68,340		55,462		61,689		(12,892)
POS-Tianjin Coil Center Co., Ltd.		31,389		23,426		75,907		(2,908)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

							Net Income
(in millions of Korean won)	Total Assets		Total Liabilities		Sales		(Loss)

Zhangjiagang Pohang Stainless Steel Co., Ltd.	W	1,324,343	W	842,752	W	1,318,155	W	106,746
Guangdong Pohang Coated Steel Co., Ltd.		53,948		35,679		54,580		(7,188)
POS-Thailand Co., Ltd.		91,300		75,656		104,176		805
KOBRASCO		181,716		106,612		332,507		33,613
POSINVEST		151,823		86,961		9,294		3,688
POSCHROME		25,580		—		7,613		7,613
Guangdong Xingpu Steel Center Co., Ltd.		38,312		24,624		69,190		215
POS-HYUNDAI STEEL		13,727		4,541		47,170		2,057
POSVINA		5,691		1,362		18,859		254
Posmmit Steel Centre SDN BHD (POS-MMIT)		36,695		23,563		47,377		1,570
PT POSMI Steel Indonesia		42,606		34,315		48,667		421
Qingdao Pohang Stainless Steel Co., Ltd.		258,718		194,990		434,297		26,772
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		58,647		37,368		90,306		1,191
POSCO—China Holding Corp.		150,587		2,527		9,094		1,605
POSCO—Japan Co., Ltd.		364,416		315,252		684,768		5,260
POSCO—India Private Ltd.		48,569		4,696		—		(3,735)
Posco-India Steel Processing Center Private Limited.		16,429		3,597		2,169		(1,007)
POSCO-Vietnam Co., Ltd.		34,579		25		—		(126)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

The effects of the equity method on the financial information of equity-method investees and the change in the accounting principles and estimates, are as follows:

(in millions of	Net Assets Value		Adjustment		Net Assets Value
Korean won)	before Adjustment		Amount		after Adjustment

POSCO America Corporation	W	106,250	W	(350)	W	105,900
POSCO Australia Pty. Ltd.		65,839		35,485		101,324
POSCO Asia Co., Ltd.		18,309		729		19,038
POSCO-Japan Co., Ltd.		49,164		(834)		48,330
POSCO-China Holding Corp.		148,059		7,332		155,391
Market values of equity-method investments in marketable equity securities as of December 31, 2006, are as follows:

(in millions of Korean won,	Number	Share		Fair
except per share price)	of Shares	Price		Market Value

Pohang Steel Co., Ltd.	4,000,000	W	17,000	W	68,000
POSDATA Co., Ltd.	50,440,720		7,020		354,094
POSCO Refractories & Environment (POSREC)	3,544,200		15,750		55,821
Samjung Packing & Aluminum Co., Ltd.	270,000		14,650		3,956
Valuation gains and losses on investments recorded as capital adjustments as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	Remarks	2006		2005

Posteel Co., Ltd. and others	Capital changes under equity method	W	123,275	W	125,087
POSCON Co., Ltd. and others	Negative capital changes under equity method		128,475		75,865
The Company discontinued the equity method of accounting for POS-AC Co., Ltd., as the Company’s share of accumulated losses equals the costs of investments. Its proportionate share in the net losses of W257 million is not recognized.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

8.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005

Buildings and structures	W	5,451,150	W	5,187,643
Machinery and equipment		22,351,265		20,565,706
Tools		133,995		128,801
Vehicles		169,982		151,173
Furniture and fixtures		147,142		146,091

		28,253,534		26,179,414
Less: Accumulated depreciation		(19,451,261)		(18,477,950)

		8,802,273		7,701,464

Construction-in-progress		2,811,491		2,447,673
Less: Accumulated impairment loss		—		(83,617)

		2,811,491		2,364,056

Land		852,352		833,159

	W	12,466,116	W	10,898,679

The value of the land based on the posted price issued by the Korean tax authority amounted to W2,806,311 million as of December 31, 2006 (2005: W2,646,651 million).

As of December 31, 2006, property, plant and equipment are insured against fire and other casualty losses up to W6,646,084 million (2005: W2,963,433 million). In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by W3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to W3,173 billion, net of revaluation tax, were recorded as revaluation surplus, a component of shareholders’ equity (Note 16).

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to W469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. As of December 31, 2006, the Company entered into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for US$96 million. The book values of property, plant and equipment held for sale amounted to W63,932 million and reclassified other investment assets as of December 31, 2006.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

The changes in the carrying value of property, plant and equipment for the years ended December 31, 2006 and 2005, are as follows:

	For the year ended December 31, 2006
(in millions of	Beginning						Impairment						Ending
Korean won)	Balance		Acquisition		Disposal		Loss		Others		Depreciation [1]		Balance

Land	W	833,159	W	19,193	W	—	W	—	W	—	W	—	W	852,352
Buildings		1,841,620		158,661		3,563		—		(1,521)		146,468		1,848,729
Structures		1,240,221		118,710		3,189		471		1,406		100,123		1,256,554
Machinery and equipment		4,516,407		2,292,277		21,771		—		(74)		1,192,096		5,594,743
Vehicles		23,735		21,701		167		—		—		12,625		32,644
Tools		32,618		12,226		2		—		(1,536)		15,599		27,707
Furniture and fixtures		46,863		9,792		101		—		1,055		15,713		41,896
Construction-in-progress		2,364,056		3,092,856		—		—		(2,645,421)		—		2,811,491

	W	10,898,679	W	5,725,416	W	28,793	W	471	W	(2,646,091)	W	1,482,624	W	12,466,116

	For the year ended December 31, 2005
(in millions of	Beginning						Impairment						Ending
Korean won)	Balance		Acquisition		Disposal		Loss		Others		Depreciation [1]		Balance

Land	W	756,434	W	78,312	W	1,587	W	—	W	—	W	—	W	833,159
Buildings		1,755,773		229,838		4,791		—		(2,015)		137,185		1,841,620
Structures		891,604		417,992		5,637		—		22,744		86,482		1,240,221
Machinery and equipment		3,485,128		2,189,967		23,340		—		(12,509)		1,122,839		4,516,407
Vehicles		28,501		6,030		138		—		28		10,686		23,735
Tools		25,686		19,879		32		—		218		13,133		32,618
Furniture and fixtures		35,772		23,555		271		—		41		12,234		46,863
Construction-in-progress		2,224,163		3,126,378		19,173		—		(2,967,312)		—		2,364,056

	W	9,203,061	W	6,091,951	W	54,969	W	—	W	(2,958,805)	W	1,382,559	W	10,898,679

[1]	Includes depreciation expenses of assets not in use.
The Company’s expenditures in relation to construction-in-progress for the establishment of No. 1 Finex business operation and other projects amounted to W3,088,298 million for the year ended December 31, 2006.

As of December 31, 2006, fully depreciated property, plant and equipment still in use amounted to W49 million (2005: W48 million).

As of December 31, 2006, the book values of property, plant and equipment which are temporarily idle, amounted to W2,010 million (2005: W4,476 million).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

9.	Intangible Assets

The changes in the carrying value of intangible assets for the years ended December 31, 2006 and 2005, are as follows:

	For the year ended December 31, 2006
	Beginning										Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Amortization		Others		Balance

Intellectual property rights	W	1,304	W	—	W	—	W	219	W	—	W	1,085
Land usage rights		311		2,459		—		69		—		2,701
Port facilities usage rights		127,258		3,272		—		18,429		—		112,101
Other intangible assets [1]		149,020		42,751		—		56,373		(21,867)		113,531

	W	277,893	W	48,482	W	—	W	75,090	W	(21,867)	W	229,418

	For the year ended December 31, 2005
	Beginning										Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Amortization		Others		Balance

Intellectual property rights	W	371	W	1,108	W	—	W	175	W	—	W	1,304
Land usage rights		3		315		—		7		—		311
Port facilities usage rights		146,396		595		—		19,733		—		127,258
Other intangible assets [1]		216,474		101,766		—		79,971		(89,249)		149,020

	W	363,244	W	103,784	W	—	W	99,886	W	(89,249)	W	277,893

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
Research and development costs for the years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005

Ordinary research costs	W	6,337	W	5,738

Development costs		255,511		295,176

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

10. Other Assets
     Other assets as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Other current assets
Short-term loans receivable	W	14	W	414
Accrued income		16,448		9,867
Prepaid expenses		4,866		2,893
Advance payments		4,574		—
Others		47		833

		25,949		14,007
Less: Allowance for doubtful accounts		—		(373)

		25,949		13,634

Other long-term assets
Guarantee deposits (Note 26)		972		963
Other investment assets (Note 8)		114,544		99,444

		115,516		100,407
Less: Allowance for doubtful accounts		(30)		—

		115,486		100,407

	W	141,435	W	114,041

11. Long-Term Debts
     Current portion of long-term debts as of December 31, 2006 and 2005, consists of the following:

(in millions of Korean won)	Annual Interest Rate (%)	2006		2005

Foreign currency borrowings in won equivalent	4.60	W	1,501	W	1,651
Loans from foreign financial institutions	2.00, LIBOR + 0.80		8,797		9,065
Debentures	—		—		921,559

			10,298		932,275

Less: Discount on debentures issued			—		(827)

		W	10,298	W	931,448

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

     Long-term debts as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Domestic borrowings	W	45,100	W	—
Foreign currency borrowings in won equivalents (Note 26)		4,503		6,605
Loans from foreign financial institutions (Note 26)		35,246		45,169
Debentures (Note 26)		2,073,391		1,365,529

		2,158,240		1,417,303
Less: Current portion		(10,298)		(932,275)
Discount on debentures issued		(12,669)		(2,171)

	W	2,135,273	W	482,857

     Long-term domestic borrowing as of December 31, 2006 and 2005, is as follows:

(in millions of Korean won)	Annual Interest Rate (%)	2006		2005

Korea Resources Corporation	Representitve-Borrowing Rate[1] -2.25%	W	45,100	W	—
Less: Current portion			—		—

		W	45,100	W	—

[1]	The average yield of 3-year government bond is utilized to calculate this rate. The average yield of 3- year government bond is rounded off to the nearest 0.25%.
     Long-term foreign currency borrowing as of December 31, 2006 and 2005, is as follows:

(in millions of Korean won)	Annual Interest Rate (%)	2006		2005

Development Bank of Japan	4.60	W	4,503	W	6,605
Less: Current portion			(1,501)		(1,651)

		W	3,002	W	4,954

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

     Loans from foreign financial institutions as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	Annual Interest Rate (%)	2006		2005

Natexis Banques Populaires	2.00	W	7,179	W	7,812
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		28,067		37,357

			35,246		45,169
Less: Current portion			(8,797)		(9,065)

		W	26,449	W	36,104

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to W7,410 million as of December 31, 2006 (2005: W7,668 million).
     Debentures outstanding as of December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	Annual Interest Rate (%)	2006		2005

Domestic debentures	4.66 - 5.00	W	1,000,000	W	400,000
Yankee Bonds	—		—		263,547
Samurai Bonds	2.05		390,915		258,012
Euro Bonds	5.88		278,880		—
Exchangeable bonds[1]	—		403,596		443,970

			2,073,391		1,365,529
Less: Current portion			—		(921,559)
Discount on debentures issued			(12,669)		(2,171)

		W	2,060,722	W	441,799

[1]	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).
As of December 31, 2006, 1,853,981 shares, equivalent to 16,685,835 ADRs, of SK Telecom Co.,Ltd. act as collateral pursuant to exchangeable bonds issued (Note 7).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Details of exchangeable bonds as of December 31, 2006, are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,094/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date
On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the bonds to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2004, 2005 and 2006, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 1,417,998 ADRs which brought down the exchangeable bond price to JPY3,094/ADR.

Maturities of long-term debt outstanding as of December 31, 2006, are as follows:

(in millions of Korean won)
							Loans from
					Foreign Currency		Foreign Financial
Period	Debentures		Borrowings		Borrowings		Institutions		Total

2007	W	—	W	—	W	1,501	W	8,797	W	10,298
2008		403,596		—		1,501		8,797		413,894
2009		200,000		—		1,501		8,797		210,298
2010		—		—		—		4,787		4,787
Thereafter		1,469,795		45,100		—		4,068		1,518,963

	W	2,073,391	W	45,100	W	4,503	W	35,246	W	2,158,240

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

12. Accrued Severance Benefits
Changes in accrued severance benefits for the years ended December 31, 2006 and 2005, are as follows:

	For the year ended December 31, 2006
					Group
	Accrued		National		Severance
	Severance		Pension		Insurance
(in millions of Korean won)	Benefits		Fund		Deposits		Total

Beginning balance	W	514,126	W	100	W	328,581	W	185,445
Increase		77,990		—		73,131		4,859
Decrease		19,671		11		53,638		(33,978)

Ending balance	W	572,445	W	89	W	348,074	W	224,282

	For the year ended December 31, 2005
					Group
	Accrued		National		Severance
	Severance		Pension		Insurance
(in millions of Korean won)	Benefits		Fund		Deposits		Total

Beginning balance	W	423,884	W	101	W	251,995	W	171,788
Increase		152,446		—		87,063		65,383
Decrease		62,204		1		10,477		51,726

Ending balance	W	514,126	W	100	W	328,581	W	185,445

As of December 31, 2006, the Company has funded approximately 61% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

In 2006, in accordance with severance benefit payment provision, the Company decided pay W2,483 million to employees and directors for their early retirement The Company recorded the aforementioned amount as accrued expense and miscellaneous losses.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

13. Other Liabilities

Other liabilities as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Other current liabilities
Advances received	W	30,038	W	15,157
Unearned revenue		2,268		2,287
Others		7,628		25,610

		39,934		43,054

Other long-term liabilities		80,514		41,697

	W	120,448	W	84,751

14. Commitments and Contingencies
As of December 31, 2006, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

				Won Equivalent
	Financial Institution	Amount Guaranteed		(in millions)

Related companies
POSINVEST	Bank of	US$	42,000,000	W	52,844
	Tokyo-Mitsubishi	CNY	116,000,000
Zhangjiagang Pohang	Bank of China	US$	329,925,000		306,698
Stainless Steel Co., Ltd.	and others

					359,542

Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	W	961		961
The Siam United Steel Co. Ltd.	Japan Bank for	US$	10,241,684		9,521
	International
Zeus	Related creditors	JPY	51,622,000,000		403,596
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Industrial & Commercial	CNY	125,200,000
	Bank of China and others	US$	17,000,000		30,698

					444,776

				W	804,318

As of December 31, 2005, the Company has outstanding payment guarantees for related companies and others amounting to W313,719 million and W455,901 million, respectively.

As of December 31, 2006, the Company issued two blank promissory notes, with Korea Resources Corporation, as collaterals for borrowings.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

The Company has entered into a contract on the usage of the bulk carriers of KeoYang Shipping Co., Ltd. and others in order to ensure the transportation of raw materials and finished goods.
As of December 31, 2006, Seoul Guarantee Insurance Company has provided guarantees amounting to W5,043 million for the company’s execution of contracts and others.
The Company entered into long-term contracts to purchase iron ore, coal, nickel and chrome. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of December 31, 2006, 462 million tons of iron ore and 120 million tons of coal remained to be purchased under such long-term contracts.
On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in July 2005. This agreement provides for periodic price adjustments to market price, and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.
The Company has a bank overdraft agreement with Woori Bank and others amounting to W320,000 million as of December 31, 2006. In addition, the Company entered into a credit purchase loan agreement for credit lines up to W250,000 million and to borrow W190,000 million in short-term borrowings.
As of December 31, 2006, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$1,100 million and to borrow US$250 million in foreign short-term borrowings.
The accounts receivable in foreign currency sold to financial institutions and outstanding as of December 31, 2006, amount to US $158 million for which the Company is contingently liable upon the issuers’ default.
As of December 31, 2006, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses, with respect to the above lease agreements, amounted to W5,258 million for the year ended December 31, 2006. Future lease payments under the above lease agreements are as follows:
(in million of Korean won)

Period	Amount

2007	W	3,893
2008		2,342
2009		1,059

	W	7,294

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

As of December 31, 2006, the Company is a defendant in 15 cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately W2,728 million. The Company believes that although the outcome of these cases is uncertain, they would not result in a material loss for the Company.
15. Capital Stock
Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of W5,000 per share. The Company may issue registered preferred stock, which is entitled to cash dividend before common stock, in accordance with applicable laws up to the certain maximum amount. Dividend rates for preferred stock of more than 9% require the Board of Directors’ approval.
The Company is authorized to issue to investors, other than its shareholders, convertible debentures and bonds with warrants up to W1,000 billion each. It is also authorized, subject to the Board of Directors’ approval, to issue common shares to investors, other than its current shareholders, for the issuance of depositary receipts, Employee Stock Ownership Association subscription, and for other cases provided in its Articles of Incorporation.
Under Securities and Exchange Act, the Company may grant stock options to employees and directors with the approval of shareholders. As of December 31, 2006, the Company has granted stock options to 55 directors(Note 19).
The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.
As of December 31, 2006, exclusive of retired stocks, 87,186,835 shares of common stock have been issued.
16. Capital Surplus
Capital surplus as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Revaluation surplus (Note 8)	W	3,172,776	W	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus[1]		297,986		242,700

	W	3,934,587	W	3,879,301

[1]	Other capital surplus consists of gain on sale of treasury stock and others.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

17. Retained Earnings
Retained earnings as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Appropriated
Legal reserve	W	241,202	W	241,202
Reserve for research and human resource development		1,383,333		1,303,333
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		12,357,500		9,357,500
Appropriated retained earnings for dividends		569,232		377,699

		15,469,567		12,198,034
Unappropriated		3,274,327		3,975,742

	W	18,743,894	W	16,173,776

     Legal Reserve
The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
     Other Legal Reserve
Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for research and human resource development. This reserve may be used by the Company and obtain certain tax incentives under the Special Tax Treatment Law, and may also be reverted back to unappropriated retained earnings in accordance with the said Law.
     Dividend
The Company declared interim dividends, which were approved through a resolution of the Board of Directors on July 21, 2006. For the year ended December 31, 2005, the Company declared interim dividends in accordance with the resolution of the Board of Directors on July 12, 2005. Details of interim and year-end dividends in 2006 and 2005, are as follows:
     Interim Cash Dividends

	2006			2005
	Dividend Ratio	Dividend		Dividend Ratio	Dividend
(in millions of Korean won)	(%)	Amount		(%)	Amount

Common shares	40	W	155,561	40	W	157,520

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

     Year-end Cash Dividends

	2006			2005
	Dividend Ratio	Dividend		Dividend Ratio	Dividend
(in millions of Korean won)	(%)	Amount		(%)	Amount

Common shares	120	W	465,558	120	W	480,925

     Details of the dividend payout ratio and dividend yield ratio are as follows:

	2006		2005
	Dividend payout	Dividend yield	Dividend	Dividend yield
(in millions of Korean won)	Ratio (%)	Ratio (%)	payout Ratio	Ratio (%)

Common shares	19.37	2.59	15.98	3.96

18. Capital Adjustments
     Capital adjustments as of December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Treasury stock	W	(1,670,689)	W	(959,205)
Valuation gain on available-for-sale securities (Note 7)		561,818		315,593
Valuation loss on available-for-sale securities (Note 7)		(255,155)		(430,633)
Capital changes under equity method (Note 7)		123,275		125,087
Negative capital changes under equity method (Note 7)		(128,475)		(75,865)

	W	(1,369,226)	W	(1,025,023)

As of December 31, 2006, the Company holds 9,593,893 shares of its own common stock amounting to W1,670,689 million.
The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 910,360 shares of its treasury stock to the association of employee stock ownership on July 26, 2006, as approved by the Board of Directors on July 21, 2006. The differences between the fair values and the proceeds from the sales were recognized as welfare expense.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

19.	Stock Appreciation Rights
The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant

Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	W98,400 per share	W135,800 per share	W115,600 per share	W102,900 per share	W151,700 per share	W194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	W98,900 per share	W136,400 per share	W116,100 per share	W102,900 per share	W151,700 per share	W194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	377,745 shares	32,741 shares	4,931 shares	74,931 shares	—	—
Number of shares outstanding	56,422 shares	23,155 shares	15,564 shares	60,966 shares	214,228 shares	90,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	— July 23, 2008	— April 27, 2009	— Sept. 18 2009	— April 26, 2010	— July 23, 2011	— April 28, 2012

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
The compensation costs for stock appreciation rights granted to employees and executives for the year ended December 31, 2006, as well as for the future periods are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	W	39,645	W	3,749	W	1,732	W	13,235	W	11,440	W	917	W	70,718
Current period		7,315		3,070		1,537		6,556		23,720		7,687		49,885
Future periods		—		—		—		—		—		935		935

	W	46,960	W	6,819	W	3,269	W	19,791	W	35,160	W	9,539	W	121,538

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

20.	Derivatives
Details of the gains and losses on derivatives for the years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean
won)			For the year ended December 31, 2006
	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Type of Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss

Currency forward	Hedge	SC First Bank Korea Ltd. and others	W	—	W	—	W	779	W	11,491
Nickel future	Trading	Sempra Metal Ltd.		—		—		—		12,205

			W	—	W	—	W	779	W	23,696

(in millions of Korean
won)			For the year ended December 31, 2006
	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Type of Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss

Currency forward	Hedge	SC First Bank Korea Ltd. and others	W	—	W	18,727	W	688	W	861
Nickel future	Trading	Sempra Metal Ltd.		—		—		1,673		637

			W	—	W	18,727	W	2,361	W	1,498

The derivative transactions for the year ended December 31, 2006, are accounted for as trading in accordance with KFAS Interpretation 53-70, Accounting for Derivatives.
21.	Cost of Goods Sold
Cost of goods sold for the years ended December 31, 2006 and 2005, consists of the following:

(in millions of Korean won)	2006		2005

Finished goods, Semi-finished goods and By-products, beginning of the period	W	1,174,267	W	766,872
Total Manufacturing Costs		14,939,611		15,095,261
Transfer from other accounts		100,489		15,958
Finished goods, Semi-finished goods and By-products, end of the period		(1,184,913)		(1,174,266)
Refunded customs duties		(28,238)		(19,110)

Cost of goods sold for finished goods, Semi-finished goods and by-products		15,001,216		14,684,715
Others		32,234		18,088

	W	15,033,450	W	14,702,803

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

22.	Selling and Administrative Expenses
Selling and administrative expenses for the years ended December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

Selling expenses	W	532,668	W	477,652
Fees and charges		120,931		123,633
Salaries and wages		74,838		73,446
Advertising		73,862		84,444
Research and development (Note 9)		38,884		40,568
Depreciation (Notes 8, 9 and 28)		27,957		36,646
Rent		30,071		39,000
Welfare		67,737		80,993
Provision for severance benefits		12,799		16,234
Supplies		3,928		5,378
Travel		12,429		11,013
Training		13,897		14,182
Repairs		10,694		16,011
Communications		6,080		5,843
Vehicle expenses		4,795		4,125
Taxes and public dues		3,847		4,364
Entertainment		2,869		2,693
Subscriptions and printing		2,429		3,121
Utilities		990		1,012
Insurance		4,162		3,056
Stock compensation expense (Note 19)		49,885		14,947
Others		21,900		21,994

	W	1,117,652	W	1,080,355

23.	Donations
Donations made by the Company for the years ended December 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005

POSCO Educational Foundation	W	33,000	W	33,000
Employee benefit welfare		59,400		68,500
Others		42,952		37,478

	W	135,352	W	138,978

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

24.	Income Taxes
The statutory income tax rate applicable to the Company, including resident tax surcharges, is approximately 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.
Income tax expense for the years ended December 31, 2006 and 2005, consists of the following:

(in millions of Korean won)	2006		2005

Current income taxes	W	858,290	W	1,461,068
Deferred income taxes		230,700		(74,172)
Carryforward income tax		(64)		—
Items charged directly to shareholders’ equity		(177,097)		(27,268)

	W	911,829	W	1,359,628

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2006 and 2005:

(in millions of Korean won)	2006		2005

Net income before income tax expense	W	4,118,434	W	5,354,193
Statutory tax rate (%)		16.5/27.5		16.5/27.5

Income tax expense computed at statutory rate		1,132,556		1,472,390
Tax credit		(164,588)		(195,363)
Others, net		(56,139)		82,601

Income tax expense	W	911,829	W	1,359,628

Effective rate (%)		22.14		25.39

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

Components of deferred income taxes as of December 31, 2006 and 2005, are as follows:

			Increase
(in millions of Korean won)	December 31, 2005 [1]		(Decrease)		December 31, 2006

Reserve for special repairs	W	(132,120)	W	21,190	W	(110,930)
Allowance for doubtful accounts		9,694		(8,081)		1,613
Reserve for technology developments		(354,292)		(43,083)		(397,375)
Dividend income from related companies		70,538		13,106		83,644
Depreciation expense		27,853		(28,528)		(675)
Valuation of equity method investments		(152,000)		(14,925)		(166,925)
Prepaid expenses		12,988		(1,417)		11,571
Impairment loss on property, plant and equipment		129,135		129		129,264
Gain on valuation of available-for-sale securities		(119,708)		(93,396)		(213,104)
Loss on valuation of available-for-sale securities		163,344		(66,561)		96,783
Others		115,138		(9,070)		106,068

Net deferred income liabilities	W	(229,430)	W	(230,636)	W	(460,066)

[1]	The income tax effect of temporary differences and the deferred income tax assets(liabilities) as of December 31, 2005, reflected the effect of tax assessment for the year ended December 31, 2006 and tax audit in the year ended December 31, 2005.
In relation to valuation of equity method investments, among the temporary differences, if the Company is unlikely to dispose of investees’ shares or receive dividend within five years, income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.
The entire income tax for the year ended December 31, 2006 and 2005, is attributed to ordinary income.
The effective income tax rate for income before income taxes for year ended December 31, 2006, is 22.14% (2005: 25.39%).
The financial statements for the year ended December 31, 2006, reflect the early adoption of the Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2 ‘Accounting treatment for taxable temporary differences associated with investments in subsidiaries, associates, and interest in joint ventures’. The financial statements as of and for the year ended December 31, 2005, have been restated to reflect the changes to conform with SKFAS No.1.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

The effects of the change in accounting policy for the year ended December 31, 2006 and the adjustments for the year ended December 31, 2005, are as follows:

	2006
(in millions of Korean won)	Previous policy		New policy		Diferrences

Deferred income tax liabilities	W	410,699	W	384,242	W	(26,457)
Capital changes under equity method		87,587		123,275		35,688
Income tax expense		920,965		911,829		(9,136)
Net income		3,197,469		3,206,605		9,136

	2005
(in millions of Korean won except share amount)	As reported		Adjustments		After Adjustment

Deferred income tax liabilities	W	198,316	W	11,545	W	209,861
Capital changes under equity method		118,265		6,822		125,087
Income tax expense		1,341,261		18,367		1,359,628
Net income		4,012,932		(18,367)		3,994,565

Basic and diluted earnings(ordinary income) per share		50,670		—		50,438

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

25. Earnings Per Share
Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the year ended December 31, 2006:

Period	2006	2005

Total number of common shares issued[1]	87,186,835	87,186,835
Weighted-average number of treasury shares[2]	8,492,654	7,988,705

Weighted-average number of common shares outstanding	78,694,181	79,198,130

[1]	No change for the year ended December 31, 2006

[2]	Frequent changes due to acquisition and disposal of treasury stocks for the year ended December 31, 2006
     Basic earnings per share are calculated as follows:

(in millions of Korean won, except per share amounts)	2006		2005

Net ordinary income	W	3,206,605	W	3,994,565
Weighted-average number of common shares outstanding		78,694,181		79,198,130
Basic ordinary income and earnings per share	W	40,748	W	50,438
Basic ordinary income per share is identical to the basic earning per share since there is no extraordinary item.
     Diluted earnings per share
Diluted earnings per share for 2006 and 2005 are identical to the basic earnings per share, since there is no dilutive effect of stock appreciation rights for both years.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

26. Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies, and gain and loss on foreign currency translation as of December 31, 2006 and 2005, are as follows:

	2006								2005
					Loss on		Gain on
					Foreign		Foreign
			Won		Currency		Currency		Won
(in millions of Korean won)	Foreign currency		Equivalent		Translation		Translation		Equivalent

Assets
Cash and cash equivalent and others[1]	US$	309,200,000	W	287,432	W	48	W	1,445	W	311,015
Trade accounts and notes	US$	208,775,255		194,077		315		207		419,975
receivable	JPY	4,564,206,320		35,684		45		3		37,676
	EUR	2,823,630		3,451		—		7		922
Other receivables	US$	29,898,581		27,794		38		1		10,826
	JPY	16,987,193		133		—		—		336
	others			583		—		1		—
Guarantee deposits	US$	43,100		40		3		—		214
	EUR	34,458		42		—		—		—
	ohters			92		2		1		—

			W	549,328	W	451	W	1,665	W	780,964

Liabilities
Trade accounts and notes	US$	154,912,897	W	144,007	W	564	W	18	W	183,205
payable	JPY	1,463,518,334		11,442		1		104		10,794
	EUR	629,025		769		1		1		1,644
Accrued expenses	US$	10,906,410		10,139		40		1		6,367
	JPY	708,394,936		5,538		—		11		2,581
	EUR	227,474		278		1		—		4,937
	others			24		—		—
Debentures[2]	US$	300,000,000		278,880		—		10,145		263,547
	JPY	101,622,000,000		794,511		—		60,812		701,982
Foreign currency borrowings	JPY	576,000,000		4,503		—		450		6,605
Loans from foreign	US$	14,918,501		13,868		—		1,245		19,430
financial institutions	EUR	17,490,732		21,378		387		—		25,739

			W	1,285,337	W	994	W	72,787	W	1,226,831

[1]	Includes short-term financial instruments.

[2]	Presented at face value.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

27.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2006 and 2005, and the related account balances as of December 31, 2006 and 2005, are as follows:

(in millions of	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
Korean won)	2006		2005		2006		2005		2006		2005		2006		2005

POSCO E&C	W	12,134	W	3,758	W	1,618,205	W	1,732,462	W	7,933	W	53	W	77,678	W	193,856
Posteel Co., Ltd.		966,254		1,030,276		93,315		86,005		69,539		111,790		3,198		1,760
POSCON Co., Ltd.		177		131		219,602		235,232		1		1		18,016		28,638
Pohang Steel Co., Ltd.		367,443		426,007		853		1,105		41,029		33,896		94		66
POSCO Machinery & Engineering Co., Ltd.		1,908		92		125,996		160,787		4		4		13,211		14,449
POSDATA Co., Ltd.		2,290		1,009		175,046		182,149		1		43		26,639		26,709
POSCO Research Institute		—		—		18,553		14,350		—		—		3,766		2,674
Seung Kwang Co., Ltd.		—		—		6		110		2,034		2,063		—		—
POS-AC Co., Ltd.		732		566		30,546		29,554		—		1		1,177		888
Changwon Specialty Steel Co., Ltd.		2,844		3,440		70,299		53,618		—		1,231		3,103		2,119
POSCO Machinery Co., Ltd.		1,929		121		76,189		107,648		30		1		11,203		9,863
POSTECH Venture Capital Co., Ltd.		77		63		—		—		—		—		—		53
eNtoB Corporation		—		—		134,703		170,258		—		—		1,917		2,329
POSCO Refractories & Environment (POSREC)		166		261		211,122		195,329		9		17		23,742		23,774
POSCO Terminal Co., Ltd.		26,627		8,891		538		332		1,394		1,501		34		34
POSMATE Co., Ltd.		1,156		1,064		34,837		40,191		—		1		4,703		5,328
Samjung Packing & Aluminum Co., Ltd.		15,458		16,086		217,771		297,290		1,019		1,465		18,659		23,410
Pohang Steel America Corporation (POSAM)		84,227		97,920		277		—		401		9		—		—
POSCO Australia Pty. Ltd. (POSA)		17,821		10,163		2,235		31,305		—		618		—		—
POSCO Canada Ltd. (POSCAN)		—		—		91,502		102,841		13		—		14,166		5,726
POSCO Asia Co., Ltd. (POA)		440,078		552,694		73,353		130,871		20,827		8,749		1,277		6,931
Zhangjiagang Pohang Stainless Steel Co., Ltd.		487,037		723,522		—		—		6		175,415		—		—
POS-THAI Service Steel Co., Ltd.		61		12,320		—		—		—		94		—		—
KOBRASCO		—		—		141,859		202,262		—		—		9,737		—
USS — POSCO Industries (UPI)		356,190		312,377		—		—		—		—		—		—

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

(in millions of	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
Korean won)	2006		2005		2006		2005		2006		2005		2006		2005

POSCHROME	W	—	W	—	W	35,009	W	45,043	W	—	W	—	W	—	W	4,719
POSVINA		2,684		11,239		—		—		—		1,100		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		3,971		10,229		—		—		—		29		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		271,080		273,395		81		—		4,305		93,814		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		—		3,277		—		—		—		—		—		—
POSCO—China Holding Corp.		—		—		471		905		—		—		—		—
POS-QINGDAO Coil Center		5,653		2,143		—		—		1,702		248		—		—
POSCO—Japan Co., Ltd.		566,208		544,636		75,170		75,604		20,685		19,599		5,428		1,542
POS-India Steel Processing Centre Pvt. Ltd.		4,323		—		—		—		1,010		—		—		—
Guangdong Xingpu Steel Conter Co., Ltd.		10,295		—		—		—		2,337		—		—		—

	W	3,648,823	W	4,045,680	W	3,447,538	W	3,895,251	W	174,279	W	451,742	W	237,748	W	354,868

[1]	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

[2]	Receivables include trade and other accounts receivable; payables include trade accounts and other accounts payable.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

28.	Regional Information

The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of December 31, 2006, follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—

Semi-finished goods	Slab, Bloom, Billet	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, Finex	1-5 furnaces

Steel manufacturing,	1-2 steel manufacturing,	1-2 steel manufacturing,
Continuous Casting	1-3 Continous Casting	1-2 Continous Casting

Hot Roll	1-2 HR	1-3 HR, Mini mill
Cold Roll, Plating	1-2 CR, ETL, EGL	1-4 CR, 1-6 CGL, PGL, 1-2 EGL
Others	HR, Steel plate, STS and others	Mini Mill, POL, TWB and others

Number of employees	7,101	6,345
Regional financial status and operating results as of and for the years ended December 31, 2006 and 2005, are as follows:

	2006
(in millions of Korean won)	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic	W	8,092,173	W	5,594,142	W	73,993	W	13,760,308
Export		2,954,868		3,328,233		—		6,283,101

Total	W	11,047,041	W	8,922,375	W	73,993	W	20,043,409

Property, plant and equipment[2]	W	7,601,590	W	4,864,526	W	—	W	12,466,116

Depreciation and amortization	W	779,940	W	777,774	W	—	W	1,557,714

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

	2005
(in millions of Korean won)	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic	W	8,332,516	W	6,847,019	W	39,924	W	15,219,459
Export		3,001,994		3,473,591		—		6,475,585

Total	W	11,334,510	W	10,320,610	W	39,924	W	21,695,044

Property, plant and equipment[2]	W	5,851,698	W	5,046,981	W	—	W	10,898,679

Depreciation and amortization	W	712,395	W	770,050	W	—	W	1,482,445

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.
29.	Professional Staff Development Costs

The Company’s expenditure on education and training fees in relation to the development of professional personnel for the years ended December 31, 2006 and 2005, are as follows:

(in millions of Korean won)	2006		2005

Fees for studying abroad	W	3,999	W	3,319
Fees for education obtained outside the company premises		4,498		4,217
Tutorial fees		3,778		5,548
Others		11,783		14,275

	W	24,058	W	27,359

30.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as dining facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to W537,242 million for the year ended December 31, 2006 (2005: W714,157 million).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005

31.	Operating Results for the Final Interim Period

Significant operating results of the company for the three-month period ended December 31, 2006, are as follows:

Sales	W	5,409,546
Net income		895,283
Basic earnings per share (in Korean won)		11,517
Diluted earnings per share (in Korean won)		11,517
32.	Approval of December 31, 2006 financial statements

The Company’s financial statements as of and for the year ended December 31, 2006, were approved by the Board of Directors on January 11, 2007.

33.	Reclassification of prior year financial statement presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2006, have been reclassified to conform to the December 31, 2005 financial statement presentation. These reclassifications had effect on previously reported net income or shareholders’ equity.

Report of Independent Accountants’
Review of Internal Accounting Control System
To the President of
POSCO
We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2006. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2006, the Company’s IACS has been designed and is operating effectively as of December 31, 2006, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.
A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.
Our review is based on the Company’s IACS as of December 31, 2006, and we did not review management’s assessment of its IACS subsequent to December 31, 2006. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
Samil PricewaterhouseCoopers
February 12, 2007

Report on the Operations of the Internal Accounting Control System
To the Board of Directors and Audit Committee of
POSCO
I, as the Internal Accounting Control Officer (“IACO”) of POSCO(“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2006.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard (name of other standard, if used) for the assessment of design and operations of the IACS.
Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS standards.
January 10, 2007
Lee Dong Hee, Internal Accounting Control System Officer
Lee Gu Taek, Chief Executive Officer or President